                                                      File No. 333-_____________
================================================================================

     As Filed with the Securities and Exchange Commission on June 3, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      JW CHARLES FINANCIAL SERVICES, INC.
               (Exact Name Of Issuer As Specified In Its Charter)

         FLORIDA                                  6211                             58-1545984
(State or Other Jurisdiction of     (Primary Standard Industrial                (I.R.S. Employer
incorporation or Organization)      Classification Code Number)              Identification Number)

                      980 NORTH FEDERAL HIGHWAY, SUITE 210
                           BOCA RATON, FLORIDA 33432
                                 (561) 338-2600
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrants' Principal Executive Offices)
                              ____________________

                                 JOEL E. MARKS
                   VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER
                      JW CHARLES FINANCIAL SERVICES, INC.
         1117 PERIMETER CENTER WEST, SUITE 500E, ATLANTA, GEORGIA 30338
                                 (770) 399-8805
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                              ____________________

                                   Copies To:
                            W. RANDY EADDY, ESQUIRE
                            KILPATRICK STOCKTON LLP
               1100 PEACHTREE STREET, ATLANTA, GEORGIA 30309-4530
                           TELEPHONE:  (404) 815-6500

                              ____________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after this Registration Statement becomes effective.

                              ____________________

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                              ____________________

                        Calculation of Registration Fee

====================================================================================================================================
                                                             PROPOSED MAXIMUM           PROPOSED MAXIMUM
 TITLE OF SECURITIES TO BE          AMOUNT TO BE            OFFERING PRICE PER         AGGREGATE OFFERING           AMOUNT OF
 REGISTERED                         REGISTERED(1)                SHARE(2)                   PRICE(2)            REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $.001 per share                    49,600 shares                 10.25                   1,178,360.50               347.62
==================================================================================================================================

(1) Represents the estimated maximum number of shares of the common stock of JW Charles Financial Services, Inc. ("JWCFS") issuable in connection with the merger of The Americas Growth Fund, Inc. into JWCFS based upon a conversion ratio of .431 of a share of JWCFS Common Stock for each share of the common stock of AGRO converted in the Merger.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and (f)(1). Calculated on the basis of $3.688 per share, the average of the bid and asked prices of the common stock of AGRO on June 2, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

JW CHARLES FINANCIAL SERVICES, INC.          THE AMERICAS GROWTH FUND, INC.
980 North Federal Highway                    701 BRICKELL AVENUE
Suite 210                                    SUITE 2000
BOCA RATON, FLORIDA                          MIAMI, FLORIDA 33131



                  NOTICE OF PLAN TO EFFECT "SHORT-FORM" MERGER
                            WITHOUT SHAREHOLDER VOTE

                                                                   June __, 1998


  To the Shareholders of
    The Americas Growth Fund, Inc. ("AGRO"):


       This letter and accompanying Prospectus constitute the 30-day notice required by Section 3-106 of the Maryland General Corporation Law ("MGCL"), to the shareholders of AGRO prior to the consummation of a "short-form" merger (the "Merger"), of AGRO with and into JW Charles Financial Services, Inc. ("JWCFS" or the "Company"). Because JWCFS owns more than 90% of the outstanding shares of the common stock, par value $.01 per share (the "AGRO Shares"), of AGRO, the Merger can and will be effected without a vote of AGRO's shareholders under Section 3-106 of the MGCL. The terms of the Merger provide that AGRO shareholders will be paid in shares of JWCFS common stock for their AGRO Shares. However, in connection with the Merger, and in accordance with Section 3-201 et seq of the MGCL, an AGRO shareholder may
                                -- ---
  object to the Merger and demand that JWCFS pay such shareholder the fair value of his or her AGRO Shares in cash.

       The accompanying Prospectus of JWCFS describes in detail the terms of the Merger, and contains important information about JWCFS and its common stock, as well as the procedures that must be followed by an AGRO shareholder to object to the Merger and demand payment in cash. Accordingly, even though no vote is being taken, and no proxy or other consent is being solicited or requested, you should read carefully all of the information in the accompanying Prospectus. This letter is not a summary of that information.


                                     Sincerely,



JW CHARLES FINANCIAL SERVICES, INC.          THE AMERICAS GROWTH FUND, INC.




By:___________________________________       By:________________________________
   Joel E. Marks                                Leonard J. Sokolow
   Vice Chairman                                President

+------------------------------------------------------------------------------+
| Information contained herein is subject to completion or amendment. A | |registration statement relating to these securities has been filed with the | |Securities and Exchange Commission. These securities may not be sold nor may | |offers to buy be accepted prior to the time the registration statement becomes| |effective. This prospectus shall not constitute an offer to sell or the |
|solicitation of an offer to buy nor shall there be any sale of these          |
|securities in any state in which such offer, solicitation or sale would be | |unlawful prior to registration or qualification under the securities laws of |
|any such state.                                                               |
+------------------------------------------------------------------------------+


                  SUBJECT TO COMPLETION, DATED JUNE ____, 1998

PROSPECTUS
----------


                      JW CHARLES FINANCIAL SERVICES, INC.

     This Prospectus relates to the offering by JW Charles Financial Services, Inc. ("JWCFS" or the "Company") of an aggregate of approximately 49,549 shares of the common stock of JWCFS, par value $.001 per share (the "JWCFS Shares"), in connection with the merger (the "Merger") of The Americas Growth Fund, Inc. ("AGRO") with and into JWCFS. Since JWCFS owns more than 90% of the outstanding shares of the common stock of AGRO, par value $.01 per share (the "AGRO Shares"), under applicable state law, the Merger will be effected without a vote of AGRO's shareholders. Upon the consummation of the Merger, among other things, each outstanding AGRO Share (other than shares as to which the holders thereof have validly exercised their rights under Maryland Law to demand payment of the fair value of such shares in cash ("Objecting Shares") and shares held by JWCFS) will cease to exist and be converted into the right to receive .431 of a JWCFS Share (the "Conversion Ratio").

     In connection with the Merger, in accordance with the Maryland General Corporation Law, an AGRO shareholder may demand that JWCFS pay such shareholder the fair value of his or her AGRO Shares in cash by following the procedures set forth therein. See "The Merger-- Rights of Objecting Shareholders". JWCFS intends to file Articles of Merger relating to the Merger and to consummate the Merger as soon as practicable, but no earlier than 30 days following the date that this Prospectus is first sent to AGRO shareholders.

     In September 1997, JWCFS completed an offer to exchange JWCFS Shares for AGRO Shares on the basis of .431 of a JWCFS Share for each AGRO Share exchanged (the "Exchange Offer"). Approximately 823,588 shares of AGRO Common Stock were exchanged for approximately 354,966 JWCFS Shares pursuant to the Exchange Offer. The AGRO Shares exchanged represented approximately 65% of the then outstanding AGRO Shares, which, together with the AGRO Shares owned by JWCFS prior to the Exchange Offer, represented approximately 91% of the AGRO Shares.

     The JWCFS Shares are traded on the American Stock Exchange ("AMEX"). On April 30, 1998, the last reported sale price per JWCFS Share on the AMEX was $12.38. The AGRO Shares were traded on The Nasdaq Stock Market ("Nasdaq") until delisted on March 17, 1998. On March 13, 1998, the last day on which the AGRO Shares traded on Nasdaq, the last reported sale price per AGRO Share was $2.75. On June __, 1998, the high and low bid prices for the AGRO Shares on the OTC Bulletin Board were [$2.65] and [$3.125] per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE _____ FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY AGRO SHAREHOLDERS WITH RESPECT TO THE MERGER.
                        ------------------------------

     WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A
                                                              ---
PROXY. THIS PROSPECTUS AND THE MERGER MADE HEREBY DO NOT CONSTITUTE A SOLICITATION OF ANY PROXIES.

                        ------------------------------

   THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR
       DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
         OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June ___, 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................    3
INCORPORATION OF DOCUMENTS BY REFERENCE...................................    3
SUMMARY--GENERAL..........................................................    4
SUMMARY--THE MERGER.......................................................    6
SUMMARY HISTORICAL FINANCIAL DATA.........................................    9
COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA............................   10
RISK FACTORS..............................................................   11
MARKETS FOR THE JWCFS AND AGRO SHARES.....................................   17
THE MERGER................................................................   19
 Background...............................................................   19
 Conversion of AGRO Shares................................................   19
 Investment Decision......................................................   19
 Exchange of Certificates.................................................   20
 Material Federal Income Tax Consequences.................................   20
 Rights of Objecting Shareholders.........................................   21
INFORMATION ABOUT JWCFS AND AGRO..........................................   23
SELECTED HISTORICAL FINANCIAL DATA OF GENESIS.............................   24
GENESIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS ...........................   25
BUSINESS OF GENESIS.......................................................   29
UNAUDITED PRO FORMA CONSOLIDATED..........................................   31
DESCRIPTION OF CAPITAL STOCK OF JWCFS.....................................   36
DESCRIPTION OF CAPITAL STOCK OF JWGENESIS.................................   37
COMPARISON OF RIGHTS OF HOLDERS OF JWCFS SHARES AND HOLDERS OF
 JWGENESIS SHARES.........................................................   38
LEGAL MATTERS.............................................................   40
EXPERTS...................................................................   40
APPENDIX A--Plan of Merger
APPENDIX B--Title 3, Subtitle 2 of the Maryland General Corporation Law

                              -------------------

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) ARE AVAILABLE WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON RECEIVING THIS PROSPECTUS, FROM JOEL E. MARKS, SECRETARY, JW CHARLES FINANCIAL SERVICES, INC., 980 NORTH FEDERAL HIGHWAY, SUITE 310, BOCA RATON, FLORIDA 33432, (561) 338-2600. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE NOT LATER THAN FIVE (5) BUSINESS DAYS BEFORE THE DATE THE MERGER WILL BE EFFECTIVE UNDER APPLICABLE LAW WHICH IS EXPECTED TO BE AS SOON AS PRACTICABLE BUT NO EARLIER THAN 30 DAYS FOLLOWING THE DATE THAT THIS PROSPECTUS IS FIRST SENT TO AGRO SHAREHOLDERS.

     JWCFS' Annual Report on Form 10-K/A for the year ended December 31, 1997 and JWCFS' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which are incorporated herein by reference, have been reproduced in their entirety (except for exhibits) and are being delivered with this Prospectus. AGRO's Annual Report on Form 10-KSB for the year ended December 31, 1997, which is incorporated herein by reference, has been reproduced in its entirety (except for exhibits) and is being delivered with this Prospectus.

                             AVAILABLE INFORMATION

     JWCFS has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") covering the JWCFS Shares that are to be issued in the Merger.

     Each of JWCFS and AGRO is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement, as well as reports, proxy statements, and other information filed by JWCFS or AGRO with the Commission pursuant to the information requirements of the Exchange Act or the Investment Company Act of 1940, as amended (the "1940 Act"), as applicable, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. JWCFS Shares are listed for trading on the AMEX, and such reports, proxy statements, and other information concerning JWCFS may be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006. The Commission maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers such as JWCFS and AGRO that file electronically with the Commission. The address of that site is http://www.sec.gov.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents previously filed by JWCFS with the Commission pursuant to the Exchange Act are hereby incorporated herein by reference:

     (a) Annual Report on Form 10-K/A of JWCFS for the year ended December 31, 1997 (which has been reproduced in its entirety and is being delivered with this Prospectus);

     (b) Quarterly Report on Form 10-Q of JWCFS for the quarter ended March 31, 1998 (which has been reproduced in its entirety and is being delivered with this Prospectus); and

     (c) All other reports filed by JWCFS pursuant to Sections 13(a) or 15(d) of the Exchange Act since the filing of its Annual Report on Form 10-K/A for the year ended December 31, 1997.

     AGRO's Annual Report on Form 10-KSB for the year ended December 31, 1997 (which has been reproduced in its entirety and is being delivered with this Prospectus), previously filed with the Commission pursuant to the Exchange Act, is hereby incorporated herein by reference.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               SUMMARY--GENERAL

     The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus. Capitalized terms used and not otherwise defined in this Summary have the meanings ascribed to them elsewhere in this Prospectus. As used herein, the terms "JWCFS" and the "Company" refer to JW Charles Financial Services, Inc., and the term "AGRO" refers to The Americas Growth Fund, Inc. and, in each case unless the context otherwise requires, their respective subsidiaries.

                           THE PARTIES TO THE MERGER

     JWCFS. JWCFS is a diversified financial services holding company whose subsidiaries engage primarily in securities brokerage, investment banking, and clearing and execution of securities transactions. The foundation of JWCFS' business lies in providing traditional securities brokerage services to retail, corporate, and institutional clients. Today, these services are provided through the Company's three principal operating subsidiaries: JWCharles Securities, Inc. ("JWCS"), Corporate Securities Group, Inc. ("CSG"), and JWCharles Clearing Corp. ("JWCC"). All three subsidiaries provide quality investment products and services, including stocks, municipal and corporate bonds, unit investment trusts, certificates of deposit, domestic and international mutual funds, initial and secondary public offerings, life and long-term care insurance, fixed and variable annuities, equity research, corporate finance, money market funds, individual and corporate retirement plans, and cash management accounts.

     JWCharles Securities, Inc. is a New York Stock Exchange member firm with branch offices in South Florida, Georgia, and New York. JWCS' branches typically are owned and managed by the Company. JWCS' brokers are "full-service" oriented and receive compensation packages with most regional and national wire-house brokerage firms. Corporate Securities Group, Inc. is a general securities broker dealer, which offers its products and services to a variety of clients through a national network of independently owned offices. CSG offices offer a full array of investment products and services, and can vary in size from one investment professional to many. JWCharles Clearing Corp. is a New York Stock Exchange member firm that provides clearing services on a fully disclosed basis for a variety of correspondents who are engaged in the securities brokerage business but who lack the back office or other support capabilities to process and clear securities transactions for their clients. Correspondents include broker dealers, banks, and other financial institutions. JWCharles Securities, Inc. and Corporate Securities Group, Inc. clear trades through JWCC as well as through an outside clearing arrangement with Bear Stearns Securities Corp. For more detailed information concerning JWCFS and its business, as well as JWCFS' financial statements, see JWCFS' Annual Report on Form 10-K/A for the year ended December 31, 1997 and JWCFS' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which are reproduced in its entirety (except for exhibits) and are being delivered with this Prospectus.

     In September 1997 JWCFS completed an offer to exchange JWCFS Shares for AGRO Shares on the basis of .431 of a JWCFS Share for each AGRO Share exchanged (the "Exchange Offer"). Approximately 823,588 AGRO Shares were exchanged for approximately 354,966 JWCFS Shares pursuant to the Exchange Offer. The shares of AGRO Common Stock exchanged represented approximately 65% of the then outstanding AGRO's Shares, which, together with such shares owned by JWCFS prior to the Exchange Offer, represented approximately 91% of the AGRO Shares.

     JWCFS has been a public company since 1984, and its common stock is traded on the American Stock Exchange under the symbol "JWC". JWCFS is a Florida corporation with its principal executive offices at 980 North Federal Highway, Suite 210, Boca Raton, Florida 33432, (561) 338-2600.

     AGRO. AGRO was organized in 1994 as a non-diversified, closed-end investment management company that elected to be regulated as a special type of investment company known as a business development company (a "BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). AGRO's investment objective has been to achieve long-term capital appreciation of assets by investing in equity and debt securities of emerging and established companies ("portfolio companies"). As stated at the time of AGRO's August 1994 initial public offering of AGRO Shares, AGRO's plans were to invest primarily in United States-based portfolio companies that are "strategically linked" to the Caribbean and Latin America. Since the completion of its initial public offering, from which it derived approximately $5.15 million of net proceeds, AGRO has made investments in a total of six portfolio companies. As of March 31, 1998, AGRO had investments (for a total of $_________) in three portfolio companies reflected on its financial statements as having realizable value, and had approximately $_________ in cash or cash equivalents and other liquid assets that were not invested in portfolio companies. For more detailed information concerning AGRO and its business, as well as AGRO's financial statements, see AGRO's Annual Report on Form 10-KSB for the year ended December 31, 1997, which is reproduced in its entirety (except for exhibits) and is being delivered with this Prospectus.

     AGRO is a Maryland corporation with its principal executive offices located at 701 Brickell Avenue, Suite 2000, Miami, Florida 33131, (305) 374-0282.

                           RECENT JWCFS DEVELOPMENTS

     On January 21, 1998, JWCFS publicly announced plans to combine (the "Combination") with Genesis Merchant Group Securities, LLC ("Genesis") pursuant to an Agreement and Plan of Combination, which was amended and restated on March 9, 1998 (the "Combination Agreement"), among JWCFS, Genesis, and the holders of all of the equity interests ("Genesis Membership Interests") of Genesis ("Genesis Members"). Upon consummation of the Combination Agreement, which is subject to, among other things, JWCFS shareholder approval, JWCFS will become a wholly owned subsidiary, and Genesis will become at least a 90% owned limited liability company, of a new publicly held parent corporation with the name of "JWGenesis Financial Corp." ("JWGenesis"). Shareholders of JWCFS and former Genesis Members who exchange their Genesis Membership Interests will become shareholders of JWGenesis. Each outstanding JWCFS Share (including shares issued to former AGRO shareholders in the Merger) will be exchanged for and become the right to receive one share of JWGenesis Common Stock, and at least 90% of the Genesis Membership Interests will be exchanged for an aggregate of up to 1,500,000 shares of JWGenesis Common Stock; if less than 100% of the Genesis Membership Interests are exchanged, the number of shares of JWGenesis Common Stock to be issued to the Genesis Members equity will be equal to the product of 1,500,000 and the percentage of the outstanding Genesis Membership equity interests of Genesis exchanged.

     Upon consummation of the Combination, based on the number of JWCFS Shares expected to be outstanding, and assuming that all of the equity interests of Genesis are exchanged for JWGenesis Common Stock, the former shareholders of JWCFS will own approximately 71%, and the former Genesis Members will own approximately 29%, of the shares of JWGenesis Common Stock expected to be then issued and outstanding.

     Genesis is a San Francisco-based investment banking firm with special expertise in institutional trading and innovative research focused on high-growth industries. The predecessor of Genesis, an Illinois limited partnership ("Genesis LP"), was formed in 1989 to provide brokerage, accounting, and administrative services to investment partnerships. Reference herein to Genesis prior to June 30, 1996 includes Genesis L.P. As of February 1, 1998, Genesis had 59 employees (including 28 registered representatives), and its business activities include research, sales and trading, corporate finance, and brokerage processing. Genesis provides these services to a select clientele consisting principally of nationally known corporate and institutional clients and high net worth individuals. Genesis is a California limited liability company with its principal executive offices located at 909 Montgomery, Suite 600, San Francisco, California 94113, (415) 677-1500.

     JWGenesis is a Florida corporation and currently a wholly owned subsidiary of JWCFS formed for the purpose of becoming the parent company of JWCFS and Genesis as a result of the Combination. The principal executive offices of JWGenesis will be located at 980 North Federal Highway, Suite 210, Boca Raton, Florida 33432 and its telephone number will be (561) 338-2600.

     JWGenesis will succeed JWCFS as a public company, and the JWGenesis Common Stock will be listed on the AMEX for trading, immediately upon consummation of the Combination. See "Unaudited Pro Forma Consolidated Condensed Financial Statements" and "Genesis Financial Statements" appearing elsewhere in this Prospectus.

     Because of the required 30-day notice to AGRO shareholders under the Maryland General Corporation Law for consummation of the Merger, and the expected consummation date for the proposed Combination with Genesis, it is likely that, by the time the Merger is consummated, the Share Exchange between JWCFS and JW Genesis will have occurred, and JW Genesis will have succeeded JWCFS as a publicly held company. In that event, AGRO shareholders will receive shares of JW Genesis common stock (rather than JWCFS Common Stock) as their consideration in the Merger, based on the same Conversion Ratio, and on a share for share basis vis-a-vis the number of shares of JWCFS Common Stock they were to have received in the Merger as described elsewhere herein. Information about JW Genesis and its common stock, as well as about the proposed Combination and Genesis, has been included herein for that reason.

                                   BACKGROUND

     Pursuant to the Maryland General Corporation Law and Florida Business Corporation Act, JWCFS, as the owner of more than 90% of the AGRO Shares, is merging AGRO into itself without a vote of the AGRO shareholders. Upon the consummation of the Merger, each AGRO Share then outstanding (other than Objecting Shares and shares held by JWCFS) will cease to exist and be converted into the right to receive .431 of a JWCFS Share.

     Because the Merger may be deemed to involve the purchase of property of AGRO by JWCFS, the Merger may be prohibited under Section 57(a)(2) of the Investment Company Act of 1940 (the "1940 Act") in the absence of exemptive relief from the Commission. Accordingly, in December 1997, JWCFS and AGRO filed with the Commission an Application for an Order to Exempt the Merger from
Section 57(a)(2) of the 1940 Act (the "Application"). The Commission published a public notice regarding the Application on April 23, 1998, and on May 20, 1998, the Commission granted the requested Order.

     The Merger will allow JWCFS to acquire sole ownership of the assets of AGRO. Upon consummation of the Merger, each AGRO Share then outstanding (other than Objecting Shares, as defined below, and shares held by JWCFS) will be converted into the right to receive .431 of a JWCFS Share. In connection with the consummation of the Merger, JWCFS will approve the withdrawal of AGRO's status as a BDC, and concurrent therewith, as a result of effectiveness of the Merger, AGRO will cease to exist as a separate entity.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, certain factors should be considered by AGRO shareholders in connection with the Merger. Ownership of JWCFS Shares involves significant risks. For a detailed discussion of risks associated with the business of JWCFS and ownership of JWCFS Shares, see "RISK FACTORS".

                             SUMMARY--THE MERGER

INVESTMENT DECISION......................  No vote by AGRO shareholders is required to be (or will be) taken on the Merger.  This is because the Merger can be effected under applicable laws as a so-called "short-form" merger because JWCFS owns at least 90% of the AGRO Shares.  AGRO shareholders nonetheless have an investment decision to make concerning JWCFS Shares because of the applicability to the Merger of Maryland's objecting shareholders'
                                           rights statute.  As described elsewhere herein, AGRO shareholders may object to the Merger and proceed to perfect rights under Maryland law that would entitle them to be paid the fair value of their AGRO Shares in cash, rather than receive JWCFS Shares at the Conversion Ratio described herein.  Accordingly, a decision of whether to exercise such rights is tantamount to an investment decision of whether to become a holder of JWCFS Shares.  There is no investment decision to be made, however, with respect to whether to continue to hold AGRO Shares, because the determination to effect the Merger has been made, and the
                                           Merger will result in the conversion or cancellation of all AGRO
                                           Shares as described herein.


THE MERGER...............................  Upon consummation of the Merger, among other things, the separate existence of AGRO will cease, AGRO will be merged with and into JWCFS, and all of the assets, liabilities and obligations of AGRO will be assumed by JWCFS.  In addition, each issued and outstanding AGRO Share
                                           (other than Objecting Shares and shares held by JWCFS) will be converted into the right to receive .431 of a JWCFS Share.  As of
                                           March 31, 1998, 114,962 AGRO Shares were issued and outstanding (other than AGRO Shares held by JWCFS).  Assuming no holders of such shares objects to the Merger, approximately 49,549 JWCFS Shares will be issued to the AGRO shareholders (other than JWCFS) in connection with the Merger.  No fractional shares of JWCFS Common Stock will be issued in the Merger, and cash will be paid in lieu of fractional shares.
                                           Such 49,549 JWCFS Shares will represent approximately 1.3% of the
                                           JWCFS Shares outstanding immediately following such issuance (assuming no other intervening issuances or repurchases of JWCFS Shares after the date of this Prospectus).  In connection with the Merger, AGRO shareholders who choose to object to the transaction will have the right to demand payment in cash of the fair value of their AGRO Shares as provided under Maryland law.  See "The Merger--Rights of Objecting
                                           Shareholders".  In such latter case, the total number of JWCFS Shares issued in the Merger would be reduced.

                                           Exchange of certificates evidencing AGRO Shares for certificates evidencing JWCFS Shares will be made upon surrender of certificates evidencing AGRO Common Stock to American Stock Transfer & Trust
                                           Company of New York, JWCFS' transfer agent, or to JWCFS.  CERTIFICATES
                                           SHOULD NOT BE SURRENDERED FOR EXCHANGE UNTIL FORMER AGRO SHAREHOLDERS
                                           ARE PROVIDED WITH A LETTER OF TRANSMITTAL AND RELATED INSTRUCTIONS AND
                                           MATERIALS FOR EXCHANGE OF THEIR CERTIFICATES AFTER THE CONSUMMATION OF
                                           THE MERGER.  SEE "The Merger--Exchange of Certificates".

MATERIAL FEDERAL INCOME
TAX CONSEQUENCES.........................  The Merger will constitute a tax-free exchange; and no income, gain, or loss will be recognized by AGRO shareholders upon the receipt of
                                           JWCFS Shares in the Merger.

RIGHTS OF OBJECTING
SHAREHOLDERS.............................  In connection with the Merger, an AGRO shareholder may object and demand that JWCFS pay such shareholder the fair value of his or her
                                           AGRO shares in cash in accordance with Title 3, Subtitle 2 of the
                                           Maryland General Corporation Law ("MGCL").  JWCFS intends to file the
                                           Articles of Merger relating to the Merger and to consummate the Merger as soon as practicable, but not earlier than 30 days following the date this Prospectus is first sent to AGRO shareholders providing notice of the Merger as required under Maryland law.  Pursuant to
                                           Maryland law, an AGRO shareholder must submit a written objection to the Merger within 30 days after the date notice of the Merger is given hereby.  Promptly following the effectiveness of the Articles of
                                           Merger, JWCFS will notify each objecting shareholder of the date on which the Articles of Merger were filed and within 20 days of such notice, an objecting shareholder must make a written demand for payment of the fair value of his or her shares.  For a more detailed description, see "The Merger--Rights of Objecting Shareholders".


DETERMINATION OF THE
CONVERSION RATIO.........................  The Conversion Ratio for the Merger is the same as the ratio for which
                                           AGRO Shares were exchanged for JWCFS Shares in the Exchange Offer.
                                           JWCFS did not obtain a fairness opinion or other analysis from an outside party concerning the fairness or reasonableness of the terms of the Exchange Offer or the Merger from the perspective of AGRO shareholders, as a financial matter.  In connection with the Exchange
                                           Offer, the Board of Directors of AGRO obtained an opinion as to the fairness of the consideration to be received by the AGRO Shareholders in the Exchange Offer.  See "The Merger--Conversion of AGRO Shares".

MARKET PRICE.............................  JWCFS Shares are traded on the AMEX, and AGRO Shares, which previously traded on the Nasdaq Small Cap Market, now trade on the OTC Bulletin
                                           Board. For information relating to market prices of JWCFS Shares and
                                           AGRO Shares during the current fiscal year and the past two fiscal years, see "Markets For The JWCFS and AGRO Shares".
EFFECT OF THE PROPOSED
COMBINATION
WITH GENESIS.............................  If the proposed Combination with Genesis described elsewhere herein is effected, holders of the JWCFS Shares, including former holders of
                                           AGRO Shares who received JWCFS Shares in the Merger, will receive shares of JWGenesis and will become shareholders of JWGenesis.  See
                                           "Description Of JWGenesis Capital Stock" and "Comparison Of Rights Of
                                           Holders Of JWCFS Shares And JWGenesis Shares".

                                           Because of the required 30-day notice to AGRO shareholders under the
                                           Maryland General Corporation Law for consummation of the Merger, and the expected consummation date for the proposed Combination with
                                           Genesis, it is likely that, by the time the Merger is consummated, the
                                           Share Exchange between JWCFS and JW Genesis will have occurred, and JW
                                           Genesis will have succeeded JWCFS as a publicly held company.  In that event, AGRO shareholders will receive shares of JW Genesis common stock (rather than JWCFS Common Stock) as their consideration in the
                                           Merger, based on the same Conversion Ratio, and on a share for share basis vis-a-vis the number of shares of JWCFS Common Stock they were to have received in the Merger as described elsewhere herein.
                                           Information about JW Genesis and its common stock, as well as about the proposed Combination and Genesis, has been included herein for that reason.

                       SUMMARY HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following tables present summary historical financial information for JWCFS and AGRO, which is derived from the separate historical financial statements of JWCFS and AGRO. The historical financial information as of December 31, 1997, 1996, 1995, 1994, and 1993 (in the case of AGRO, December 31, 1997, 1996, and 1995 only), and for the respective years then ended, has been derived from audited financial statements of JWCFS and AGRO, respectively. The financial statements of JWCFS as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, are included in JWCFS' Annual Report on Form 10-K/A for the year ended December 31, 1997 which is incorporated herein by reference (and a copy of which accompanies this Prospectus as Appendix A). The financial statements of AGRO as of December 31, 1997 and 1996 and for each of the years in the two-year period ended December 31, 1997, are included in AGRO's Form 10-KSB for the year ended December 31, 1997 which is incorporated herein by reference (and a copy of which accompanies this Prospectus as Appendix B). In each case, the following summary financial information should be read along with such financial statements and related notes.

                                                                     YEAR  ENDED
                                                                     DECEMBER 31
                                                   ------------------------------------------------
                                                     1997      1996      1995      1994      1993
                                                   --------  --------  --------  --------  --------
JWCFS - HISTORICAL DATA:
Results of Operations for Period:
 Revenues........................................  $ 97,182  $ 91,020  $ 80,041   $60,471   $50,066
 Income Before Income Taxes and
   Cumulative Effect of Change in
   Accounting Principle..........................     9,792     8,232     6,287     5,243     4,944
 Net Income......................................     6,103     6,025     3,810     3,300     3,772
 Earnings Per Share
   Basic.........................................      1.77      1.42       .65       .56       .63
   Diluted.......................................      1.50      1.26       .64       .56       .63
 Weighted Average Number of Common
      Shares Outstanding
   Basic.........................................     3,443     4,246     5,862     5,858     5,975
   Diluted.......................................     4,070     4,784     6,000     5,907     6,024
 Dividends Per Common Share......................         0         0         0         0         0
STATEMENT OF FINANCIAL CONDITION DATA:
 Cash and cash equivalents.......................  $ 11,512  $ 11,836  $  8,597   $ 5,401  $  3,289
 Total assets....................................  $140,732  $127,331  $115,214   $82,218  $ 77,564
 Short term borrowings from banks................  $ 29,423  $ 17,375  $ 28,138   $ 7,303  $ 20,271
 Notes payable to affiliates.....................  $  5,113  $  8,625  $  3,500   $ 5,161  $  2,661
 Total liabilities...............................  $116,066  $111,959  $ 98,643   $69,459  $ 67,454
 Mandatorily redeemable common stock.............       --        --   $  7,013       --        --
 Total stockholders' equity......................  $ 24,666  $ 15,372  $  9,558   $12,759  $ 10,110

                                                                           YEAR  ENDED
                                                                           DECEMBER 31
                                                      ----------------------------------------------------
                                                        1997                   1996                 1995
                                                      -------                --------             --------
AGRO - HISTORICAL DATA:
Results of Operations for Period:
 Revenues........................................      $  233                $  194               $  327
 Expenses........................................         510                   516                  296
 Net Income (loss)...............................        (493)                 (315)                  25
 Net Income (loss) Per Common Share..............       (0.39)                (0.25)                0.02
 Average Common Shares Outstanding...............       1,265                 1,265                1,265
 Dividends Per Common Share......................           0                     0                    0
Financial Condition at end of Period:
 Total Assets....................................       4,389                 4,939                5,213
 Total Liabilities...............................          16                    74                   33
 Net Asset Value Per Share.......................        3.46                  3.85                 4.09

                 COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA

     Set forth below are historical net income and book value per share data for JWCFS and AGRO, combined pro forma net income and book value per share data for JWCFS and JWGenesis, and equivalent pro forma net income and book value per share data for AGRO. The pro forma data give effect to the Merger based upon the conversion of an AGRO Share into .431 of a JWCFS Share. No cash dividends were declared or paid during the periods presented.

                                                                           YEAR ENDED DECEMBER 31, 1997
                                                              --------------------------------------------------------
                                                                                                  PRO FORMA
                                                                                    ----------------------------------
                                                                 HISTORICAL             JWCFS                JWGENESIS
                                                              ----------------      -------------           ----------
JWCFS
     Book value per share.....................                     $6.68                $6.59 (2)            $8.43 (3)
     Net income per share:
          Basic...............................                     $1.77                $1.75 (2)            $1.43 (3)
          Diluted.............................                     $1.50                $1.48 (2)            $1.27 (3)

AGRO
     Net assets per share.....................                     $3.46                $2.84 (1)            $3.63 (1)
     Net income (loss) per share:
          Basic...............................                     $(.39)               $ .76 (1)            $ .61 (1)
          Diluted.............................                     $(.39)               $ .65 (1)            $ .54 (1)

______________

(1) Amounts are calculated by multiplying JWCFS' historical amounts and JWGenesis' pro forma combined amounts by the Conversion Ratio of .431.
(2) Amounts are calculated by dividing JWCFS' historical shareholders' equity or net income by the sum of total outstanding JWCFS Shares plus new shares to be issued in the Merger.
(3) Amounts are calculated by dividing JWGenesis' pro forma shareholders' equity or net income by the sum of total pro forma outstanding JWGenesis shares plus new shares to be issued in the Merger.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following factors should be considered carefully in addition to the other information contained in this Prospectus in connection with the Merger.

VOLATILE NATURE OF THE SECURITIES BUSINESS

     The securities business is, by its nature, subject to significant risks, particularly in volatile or illiquid markets, including the risk of trading losses, losses resulting from the ownership or underwriting of securities, counterparty failure to meet commitments, customer fraud, employee fraud, issuer fraud, errors and misconduct, failures in connection with the processing of securities transactions, and litigation. The Company's principal business activities consist of retail securities brokerage, investment banking, and clearing and execution services and are highly competitive and subject to various risks, volatile trading markets, and fluctuations in the volume of market activity. The securities business is directly affected by many factors, including economic and political conditions, broad trends in business and finance, legislation and regulation affecting the business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of the securities industry in the marketplace and the level and volatility of interest rates. These and other factors can contribute to lower price levels for securities and illiquid markets.

     Lower price levels of securities may result in (i) reduced volumes of securities transactions, with a consequent reduction in commission revenues;
(ii) losses from declines in the market value of securities held in trading, investment, and underwriting positions; and (iii) reduced management fees calculated as a percentage of assets managed. In periods of low volume, levels of profitability are further adversely affected because certain expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets, which, in turn, may result in the Company having difficulty selling securities, hedging its securities positions, and investing funds under its management. Such negative market conditions, if prolonged, may also lower the Company's revenues from investment banking and other activities. As a result of the varied risks associated with the securities business, which are beyond the Company's control, the Company's commissions and other revenues could be adversely affected. A reduction in revenues or a loss resulting from the underwriting or ownership of securities could have a material adverse effect on the Company's results of operations and financial condition. In addition, as a result of such risks, the Company's revenues and operating results may be subject to significant fluctuations from quarter to quarter and from year to year.

INHERENT UNCERTAINTIES RELATING TO CERTAIN EFFECTS OF THE COMBINATION

     Coordination of Operations. The success of the Combination in enhancing long-term shareholder value depends in part on the ability of the respective managements of the Company and Genesis to coordinate the operations of their two business enterprises. As in every business combination, such coordination will require the dedication of management resources, which may temporarily divert attention from the day-to-day business of JWGenesis. The difficulties of coordination may be increased by the necessity of managing geographically separated organizations, in that the Company will remain (and JWGenesis will be) headquartered in Boca Raton, Florida, whereas Genesis will remain based in San Francisco. There can be no assurance that the coordination necessary to maximize the benefits of the Combination will be wholly realized.

     Realization of Cost Reductions and Revenue Increases. The senior managements of the Company and Genesis expect certain increases in revenue as a result of the Combination, without taking into account or attempting to quantify any of the incremental operating profits or other cost savings expected to be realized over time through the Combination. The Board of Directors of the Company took into account this expectation in deciding to approve the Combination. There can be no assurance, however, that JWGenesis will be able to realize, or do so within any particular time frame, the expected revenue increases.

SIGNIFICANT COMPETITION

     All aspects of the Company's business are highly competitive. The Company competes directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, dealers, investment banking firms, investment advisors, and certain commercial banks. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital and financial and other resources than the Company. With respect to retail brokerage activities, certain of the regional firms with which the Company competes have operated in certain markets longer than has the Company and have established long-standing client relationships. In addition, the Company expects competition from commercial banks to increase as a result of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks relating to the sale of securities. The Company also competes with others in the financial services industry with respect to the recruiting of new employees and the retention of current employees.

     The Company expects to face increasing competition from companies offering electronic brokerage services, which is a rapidly developing industry. These competitors may have lower costs or provide fewer services, and may offer certain customers more attractive pricing or other terms, than the Company offers. The Company also anticipates competition from underwriters who attempt to effect public offerings for emerging growth companies through new means of distribution, including transactions effected using electronic media such as the Internet. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries such as the Company, the Company's operating results could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     Most aspects of the Company's business is dependent on highly skilled individuals. The Company devotes considerable resources to recruiting, training, and compensating such individuals. In addition, one component of the Company's strategy will be to increase market penetration by recruiting experienced investment consultants. There can be no assurance that such recruiting efforts will be successful or, if successful, that they will enhance the Company's business, results of operations, or financial condition.

     Competition for Professional Employees. From time to time, individuals employed by the Company may choose to leave at any time to pursue other opportunities. The Company has experienced losses of research, investment banking, and sales and trading professionals. The level of competition for key personnel remains intense. There can be no assurance that losses of key personnel due to such competition or otherwise will not occur in the future.
The loss of an investment banking, research, or sales and trading professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect the Company's operating results.

     Limitations of Employee Retention Mechanisms. The Company depends on many key employees, and in particular on its senior executive officers, Marshall T. Leeds, its Chairman, President, and Chief Executive Officer and Joel E. Marks, its Chief Financial Officer. The loss of any key employee could materially and adversely affect the Company. While the Company generally does not have employment agreements with its employees, it attempts to retain its employees with incentives such as long-term deferred compensation plans, the issuance of stock subject to continued employment, and the grant of options to buy stock that vest over a number of years of employment. These incentives, however, may be insufficient in light of the increasing competition for experienced professionals in the securities industry, particularly if the Company's stock price were to decline or fail to appreciate sufficiently to be a competitive source of a portion of professional compensation.

DEPENDENCE ON OUTSIDE SOURCES OF FINANCING

     The Company, like others in the securities industry, relies on external sources to finance a significant portion of its day-to-day operations, principally customer margin account balances and certain transactions. The principal sources of the Company's cash and liquidity are commissions, trading profits and collateralized bank loans. Liquidity management includes the monitoring of assets available to hypothecate or pledge against short-term borrowings. The Company maintains working capital credit lines with banks aggregating approximately $5.0 million. Availability of financing to the Company will vary depending on market conditions, the volume of certain trading activities, credit ratings, credit capacity, and the overall availability of credit to the financial services industry. There can be no assurance that adequate financing to support the Company's business will be available in the future on terms attractive to the Company, or at all.

NET CAPITAL REQUIREMENTS; HOLDING COMPANY STRUCTURE

     The Commission, the NYSE, the National Association of Securities Dealers, Inc. (the "NASD"), and various other regulatory bodies in the United States have rules with respect to net capital requirements that affect the Company. These rules have the effect of requiring that at least a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Compliance with the net capital requirements by broker-dealer subsidiaries of the Company could limit operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict the ability of the Company to withdraw capital from these subsidiaries, even in circumstances where these subsidiaries have more than the minimum amount of required capital, which, in turn, could limit the ability of the Company to pay dividends, implement its strategies and pay interest on and repay the principal of its debt. In addition, a change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation, or amount of such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could have similar adverse effects.

DEPENDENCE ON SYSTEMS

     The Company's business is highly dependent on communications and information systems. Any failure or interruption of such systems could cause delays in securities trading activities and an inability to execute client transactions, which could have a material adverse effect on operating results of the Company. There can be no assurance that the Company will not suffer any such systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war, or otherwise, or that the back-up procedures of the Company and capabilities in the event of any such failure or interruption will be adequate.

YEAR 2000

     The "year 2000 issue" arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Many of these programs may fail due to an inability to properly interpret date codes beginning January 1, 2000. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. In addition, some equipment, being controlled by microprocessor chips, may not deal appropriately with the year "00". The Company is evaluating its computer systems to determine which modifications and expenditures will be necessary to make its systems compatible with year 2000 requirements. The Company believes that their systems will be year 2000-compliant upon implementation of such modifications.

     The Company currently estimates that the total cost of such modifications will not be significant. However, there can be no assurance that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. In addition, there can be no assurance that the systems of other companies on which the Company systems rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact the systems or operations of the Company.

RISK OF REDUCED REVENUES DUE TO DECLINE IN TRADING OF GROWTH COMPANY SECURITIES

     The Company's revenues from brokerage transactions are generally substantially lower when the level of public offering and trading activities of securities of emerging growth companies declines. The Company derives a significant portion of its revenues from brokerage transactions related to the securities of growth companies. In the past, revenues from such brokerage transactions have declined when underwriting activities in these industry sectors declined, the volume of trading on NASDAQ declined or industry sectors or individual companies reported results below investors' expectations.

RISKS ASSOCIATED WITH REGULATION

     The securities industry and the business of the Company are subject to extensive regulation by the Commission, state securities regulators, and other governmental regulatory authorities. The business of each company also is regulated by industry self-regulatory organizations ("SROs"), including the NASD, the NYSE, the AMEX, and other exchanges. Compliance with many of the regulations applicable to each company involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. In the event of noncompliance by the Company with an applicable regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), the issuance of cease-and-desist orders, the deregistration or suspension of the non-compliant broker-dealer, the suspension or disqualification of the broker-dealer's officers or employees, or other adverse consequences. The imposition of any such penalties or orders on the Company could have a material adverse effect on the Company's operating results and financial condition.

     The regulatory environment is also subject to change. The Company may be adversely affected as a result of new or revised legislation or regulations imposed by the Commission, other federal or state governmental regulatory authorities, or SROs. The Company also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs.

RISK OF LOSSES FROM UNDERWRITING AND TRADING

     The Company's underwriting, securities trading, and market-making activities are conducted by it as principal and subject the company's capital to significant risks, including market, credit, counterparty, and liquidity risks. These activities often involve the purchase, sale, or short sale of securities as principal in markets that may be characterized by relative illiquidity or that may be particularly susceptible to rapid fluctuations in liquidity. The Company from time to time has large position concentrations in securities of, or commitments to, a single issuer, or issuers engaged in a specific industry, particularly as a result of underwriting activities. The Company expects to concentrate its trading positions and underwriting activities in a more limited number of industry sectors and portfolio companies than many other investment banks, which might result in higher trading losses than would occur if the Company's positions and activities were less concentrated. In addition, the trend in all major capital markets, for competitive and other reasons, toward larger commitments on the part of lead underwriters means that, from time to time, an underwriter (including a co-manager) may retain significant position concentrations in individual securities.

RISK OF LOSSES ASSOCIATED WITH LITIGATION AND SECURITIES LAWS

     Many aspects of the Company's business will involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

     Increasing Frequency of Securities Litigation. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seeks substantial damages. The Company's underwriting activities will usually involve offerings of the securities of emerging and mid-size growth companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies.
In comparison with more established companies, such emerging and mid-size growth companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits, or no such insurance and to become insolvent. Each of these factors increases the likelihood that an underwriter of an emerging or mid-size growth company's securities will be required to contribute to an adverse judgment or settlement of a securities lawsuit.

     Frequent Claims Against Underwriters. The plaintiffs' attorneys in securities class action lawsuits frequently name as defendants the managing underwriters of a public offering. The Company has not been a named defendant in any class action lawsuit relating to public offerings in which it served as a managing underwriter. Plaintiffs' attorneys also name as defendants investment banks that provide advisory services in corporate finance transactions. The Company is not a defendant in any such lawsuit. The Company anticipates, however, that securities class action lawsuits naming the Company as a defendant may be filed from time to time in the future, particularly if the Company increases its level of activity in such transactions. In such lawsuits, all members of the underwriting syndicate typically are included as members of a defendant class or are required by law, or pursuant to the terms of the underwriting agreement, to bear a portion of any expenses or losses (including amounts paid in settlement of the litigation) incurred by the underwriters as a group in connection with the litigation, to the extent not covered by the indemnification obligation of the issuer of the securities underwritten. If the Company were to become a party to such lawsuits, the Company's assets would be subject to risks. If the plaintiffs in any suits against the Company were to successfully prosecute their claims, or if the Company were to settle such suits by making significant payments to the plaintiffs, the Company's operating results and financial condition could be materially and adversely affected. As is common in the securities industry, the Company does not carry insurance that would cover any such payments. In addition, the Company's charter documents allow indemnification of the Company's officers, directors, and agents to the maximum extent permitted under Florida law. The Company may be the subject of indemnification assertions under these charter documents by officers, directors, or agents of the Company who are or may become defendants in litigation.

     In addition, the laws relating to securities class actions are currently in a state of flux. The eventual impact of the Private Securities Litigation Reform Act of 1995 on securities class action litigation is not known.

     Diversion of Management Attention. In addition to these financial costs and risks, the defense of litigation can, to a certain extent, divert the efforts and attention of management and staff. The amount of time that management and other employees may be required to devote in connection with the defense of litigation could be substantial and might materially divert their attention from other responsibilities. Securities class action litigation in particular is highly complex and can extend for a protracted period of time, thereby consuming substantial time and effort of management and substantially increasing the cost of such litigation.

     Risks Associated with Other Disputes. In the normal course of business, the Company is a defendant in various civil actions and arbitrations arising out of its activities as a broker-dealer in securities, as an underwriter, as an employer and as a result of other business activities. The Company has in the past made significant payments in connection with the resolution of disputed claims, and there can be no assurance that significant payments in connection with the resolution of disputed claims will not occur in the future with respect to the Company.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH

     Over the past several years, the Company has experienced significant growth in its business activities and the number of its employees, and it is contemplated that the Company will continue to experience similar growth in the future. Such growth has required and will continue to require increased investments in management personnel, financial and management systems and controls, and facilities, which, in the absence of continued revenue growth, would cause the Company's operating margins to decline from current levels for the Company. In addition, as is common in the securities industry, the Company is highly dependent on the effective and reliable operation of its communications and information systems. The Company believes that its current and anticipated future growth will require implementation of new and enhanced communications and information systems and training of its personnel to operate such systems. Any difficulty or significant delay in the implementation or operation of existing or new systems or the training of personnel could adversely affect the Company's ability to manage growth.

PREVIOUS SCHEDULE 13D FILINGS INVOLVING AGRO

     JWCFS filed a Schedule 13D with the Commission in March 1997 to report certain matters concerning its ownership of shares of common stock (the "AGRO Shares") of The Americas Growth Fund, Inc. ("AGRO") and its undertaking of analysis with respect to how to proceed with regard to that ownership and the activities of JWCFS as a market maker for the AGRO Shares. In connection with JWCFS' filing of a registration statement on From S-4 (the "Exchange Offer Registration Statement") in June 1997 relating to the offer by JWCFS to exchange the then outstanding AGRO Shares for shares of JWCFS Common Stock (the "Exchange Offer"), the Commission questioned whether JWCFS was required to file an amendment to its
Schedule 13D to report its acquisition of additional AGRO Shares for shares of JWCFS Common Stock (the "Exchange Offer"), the Commission questioned whether JWCFS was required to file an amendment to its Schedule 13D to report its acquisition of additional AGRO Shares prior to the public announcement or to report a change in its plans with respect to AGRO, or whether JWCFS should have ceased market making for AGRO Shares prior to the time that it did so immediately prior to the filing to the Exchange Offer Registration Statement. JWCFS does not believe that it was required to take (or should have taken) any such action in these particular circumstances, and it has informed the Commission of its belief. It is possible, however, that the Commission or its staff may disagree with JWCFS and that it (or other possible parties, such as shareholders of AGRO) may seek to cause JWCFS to rescind the trades with respect to some or all of the AGRO Shares that were acquired by JWCFS after some date between March 11, 1997 and June 6, 1997 to permit the sellers of those AGRO Shares to reacquire those shares for the consideration they received in the original trade or, depending on the circumstances, for the number of JWCFS Shares they could have received in the Exchange Offer if they had continued to own the AGRO Shares and made a decision to tender in the Exchange Offer. JWCFS purchased a total of 48,500 AGRO Shares during that time period, for which it paid an aggregate of approximately $129,840, net of commission, to the sellers. If JWCFS were required to offer to rescind all such trades on the above basis, and all the sellers accepted the offer, JWCFS would receive the approximately $129,840 net cash consideration paid to the sellers and the sellers would receive the 48,500 AGRO Shares they sold or shares of JWCFS Common Stock. In such latter event, an aggregate of 20,904 JWCFS Shares would be issued if all the sellers chose to receive only JWCFS Shares. JWCFS does not believe that such a rescission should be required, or that, if it were to be required, it would have any material effect on JWCFS' results of operations, financial condition, prospects, or plans. The Commission or other possible parties (such as AGRO shareholders) might seek to take other action or pursue other remedies based on a disagreement with JWCFS' position concerning its Schedule 13D filing obligations or its acquisition of AGRO Shares. While JWCFS believes that its positions would be upheld if challenged, there can be no assurance with respect to that matter.

     Subsequent to the effectiveness of the Exchange Offer Registration Statement, the Commission commenced an informal inquiry relating to JWCFS' satisfaction of its Schedule 13D filing obligations. JWCFS has provided all information requested by the Commission in connection with such inquiry and, as of the date of this Prospectus, has had no communications from the Commission concerning what if any further action it proposes.

                     MARKETS FOR THE JWCFS AND AGRO SHARES

     JWCFS Shares are traded on the AMEX (symbol: JWC) (prior to May 8, 1997, JWCFS Shares were traded on Nasdaq under the symbol "KORP"). AGRO Shares were traded on Nasdaq (symbol: AGRO) until March 17, 1998, when they were delisted.
AGRO Shares currently trade on the OTC Bulletin Board on a limited basis.   The
following tables set forth the high and low sales prices per JWCFS Share and AGRO Share for each period indicated. They also set forth the high bid and low asked prices quoted by dealers for the JWCFS Shares and the AGRO Shares. The high bid at any given time is the highest price that a dealer is at that time offering to pay to an investor who wishes to sell his or her shares, and the low asked at any given time is the lowest price at which a dealer is at that time offering to sell shares to an investor who wishes to buy them. For shares with wide bid-asked spreads, the high bid and low asked prices provide additional information concerning market prices; because sales prices are reported for transactions between a dealer and an investor, the reported sales price will be relatively high if the reported transaction is a sale by a dealer, and relatively low if it is a purchase by a dealer. However, the bid-asked prices provide no assurance that the specified prices are available for transactions involving more than one round lot (100 shares).

     Neither JWCFS nor AGRO has paid a cash dividend with respect to its shares. The fiscal year for each company ends on December 31 of each year. On April 30, 1998, the last reported sale price per JWCFS Share on the AMEX was $12.38. On March 13, 1998, the last day on which the AGRO Shares traded on Nasdaq, the last reported sale price per AGRO Share was $2.75. On June __, the bid and ask prices for the AGRO Shares on the OTC Bulletin Board were [$2.625] and [$3.125] per share.

     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR JWCFS SHARES AND AGRO SHARES.

JWCFS SHARES(1)

                                                              SALES PRICE
                                                  ----------------------------------
                                                        HIGH                LOW             HIGH BID            LOW ASKED
                                                  ---------------    ---------------    ---------------    -----------------
1996
     First Quarter................................     $ 3.33             $ 2.75             $ 3.17                $2.92
     Second Quarter...............................       5.08               3.08               4.67                 3.33
     Third Quarter................................       5.00               3.17               4.50                 3.67
     Fourth Quarter...............................       7.67               3.83               7.17                 4.33

1997
     First Quarter................................     $12.50             $ 7.17             $12.25                $8.00
     Second Quarter...............................      10.13               6.00               NA                   NA
     Third Quarter................................       8.88               7.25               NA                   NA
     Fourth Quarter...............................      15.88               8.38               NA                   NA
1998
     First Quarter................................     $13.75             $11.38               NA                   NA
     Second Quarter (through June __, 1998)........                                            NA                   NA

AGRO SHARES(1)

                                                                 SALES PRICE
                                                      --------------------------------
                                                            HIGH               LOW            HIGH BID            LOW ASKED
                                                      --------------     -------------    --------------     -----------------
1996
     First Quarter................................         $3.00             $2.50             $2.63                $ 3.00
     Second Quarter...............................          2.75              2.25              2.56                  2.75
     Third Quarter................................          3.00              2.00              2.63                  2.50
     Fourth Quarter...............................          2.88              2.50              2.88                  2.75

1997
     First Quarter................................         $3.00             $2.69             $2.88                $ 2.81
     Second Quarter...............................          3.38              2.69              3.38                  2.88
     Third Quarter................................          3.13              2.75              3.00                  2.75
     Fourth Quarter...............................          4.75              2.88              2.88                  3.00

1998
     First Quarter................................         $3.00             $2.75             $2.88                $ 3.00
     Second Quarter (through June __, 1998).......         [2.75              2.50              2.75                 3.13]

_______________

(1) Sources: The Nasdaq Stock Market, Inc., the OTC Bulletin Board, and the American Stock Exchange, Inc., as applicable.

                                   THE MERGER

BACKGROUND

     On August 19, 1997, JWCharles Financial Services, Inc., a Florida corporation ("JWCFS"), commenced an offer to exchange all (but not less than 51%) of the then outstanding AGRO Shares for JWCFS Shares. At the commencement of the Exchange Offer, JWCFS owned 326,550 AGRO Shares (approximately 25.8% of the then outstanding AGRO Shares), which shares were included for purposes of determining whether the minimum of 51% of the AGRO Shares were obtained. The Exchange Offer expired in accordance with its terms at midnight, Atlanta time, on September 22, 1997. A total of approximately 823,588 AGRO Shares were accepted by JWCFS for exchange according to the terms of the Exchange Offer on the basis of .431 of a JWCFS Share for each share of AGRO common stock. JWCFS issued 354,966 JWCFS Shares in exchange for the AGRO Shares tendered. The AGRO Shares exchanged represented approximately 65% of the then outstanding AGRO Shares not owned by JWCFS, and, together with the AGRO Shares already owned by JWCFS, represented approximately 91% of such shares.

     Since JWCFS owns more than 90% of the outstanding AGRO Shares, under the Maryland General Corporation Law (the "MGCL") and the Florida Business Corporation Act ("FBCA"), JWCFS may merger AGRO with and into itself without a vote of AGRO's shareholders. Because the Merger may be deemed to involve the purchase of property of AGRO by JWCFS, the Merger may be prohibited under
Section 57(a)(2) of the 1940 Act in the absence of exemptive relief from the Securities and Exchange Commission (the "Commission"). Accordingly, in December 1997, JWCFS and AGRO filed with the Commission an Application for an Order to Exempt the Merger from Section 57(a)(2) of the 1940 Act. Under Section 57(c) of the 1940 Act, the Commission may grant such an Order if, among other things, the terms of the Merger are reasonable and fair, the Merger is consistent with the policies of the BDC involved, and the Merger is consistent with the purposes of the 1940 Act. The Commission published a public notice regarding the Application on April 23, 1998, and on May 20, 1998, the Commission granted the requested Order.

     Upon consummation of the Merger, AGRO's status as a BDC will be withdrawn and AGRO will cease to exist. In addition, each AGRO Share then outstanding (other than Objecting Shares and shares held by JWCFS) will be converted into the right to receive .431 of a JWCFS Share. The Board of Directors of JWCFS has adopted a plan of merger providing for the Merger (the "Plan of Merger") and the Board of Directors of AGRO has approved the Merger in accordance with the FBCA and MGCL. A copy of the Plan of Merger is attached hereto as Appendix A.

CONVERSION OF AGRO SHARES

     Upon the consummation of the Merger, each outstanding AGRO Share (other than Objecting Shares and shares held by JWCFS) will be canceled and automatically converted into .431 of a JWCFS Share. The Conversion Ratio for the Merger is the same as the Exchange Ratio for the Exchange Offer. JWCFS has not obtained a fairness opinion or other analysis from an outside party concerning the fairness or reasonableness of the terms of the Merger from the perspective of AGRO shareholders, as a financial matter. In connection with the Exchange Offer, however, the Board of Directors of AGRO obtained an opinion that, as of the date of the opinion, and based upon and subject to the assumptions, reviews, qualifications and limitations set forth in the opinion, if the JWCFS Shares to be received of as consideration for an AGRO Share in the Exchange Offer had a value of $3.40 or higher, then the consideration to be received in the Exchange Offer was fair from a financial point of view to the shareholders of AGRO. Based on the last sale price per JWCFS Share on June __, 1998, the value of the fraction of the JWCFS Share to be received for each AGRO Share in the Merger was $____.

     No fraction of a JWCFS Share will be issued, but in lieu thereof each holder of AGRO Shares who would otherwise be entitled to a fraction of a JWCFS Share (after aggregating all fractional JWCFS Shares to be received by such holder) will receive from JWCFS an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the last sale price of a JWCFS Share on the trading day immediately prior to the consummation of the Merger.

     Upon the consummation of the Merger, any holders of AGRO Shares who have validly exercised and not forfeited their right to demand payment of the fair value of such shares in cash ("Objecting Shares") in connection with the Merger under the MGCL, will not have such Objecting Shares converted into JWCFS Shares, but instead they shall be converted into the right to receive such consideration as may be determined to be due with respect to such Objecting Shares pursuant to the MGCL. Each holder of Objecting Shares (an "Objecting Shareholder") who, pursuant to the provisions of the MGCL, becomes entitled to payment of the value of AGRO Shares shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). In the event of a legal obligation, after the consummation of the Merger, to deliver JWCFS Shares to any holder of AGRO Shares who shall have failed to make an effective payment demand or shall have lost his or her status as an Objecting Shareholder, JWCFS shall issue and deliver, upon surrender by such Objecting Shareholder of his or her certificate or certificates representing AGRO Shares, the JWCFS Shares to which such Objecting Shareholder would have been entitled and cash in lieu of fractional shares.

     Upon the consummation of the Merger, all issued and outstanding AGRO Shares owned by JWCFS shall be canceled without consideration.

     Because of the required 30-day notice to AGRO shareholders under the Maryland General Corporation Law for consummation of the Merger, and the expected consummation date for the proposed Combination with Genesis, it is likely that, by the time the Merger is consummated, the Share Exchange between JWCFS and JW Genesis will have occurred, and JW Genesis will have succeeded JWCFS as a publicly held company. In that event, AGRO shareholders will receive shares of JW Genesis common stock (rather than JWCFS Common Stock) as their consideration in the Merger, based on the same Conversion Ratio, and on a share for share basis vis-a-vis the number of shares of JWCFS Common Stock they were to have received in the Merger as described elsewhere herein. Information about JW Genesis and its common stock, as well as about the proposed Combination and Genesis, has been included herein for that reason.

Investment Decision

     No vote by AGRO shareholders is required to be (or will be) taken on the Merger. This is because the Merger can be effected under applicable laws as a so-called "short-form" merger because JWCFS owns at least 90% of the AGRO shares. AGRO shareholders nonetheless have an investment decision to make concerning JWCFS Shares because of the applicability to the Merger of Maryland's objecting shareholders' rights statute. As described elsewhere herein, AGRO shareholders may object to the Merger and proceed to perfect rights under Maryland law that would entitle them to be paid the fair value of their AGRO Shares in cash, rather than receive JWCFS Shares at the conversion ratio described herein. Accordingly, a decision of whether to exercise such objecting shareholders' rights is tantamount to an investment decision of whether to become a holder of JWCFS Shares. There is no investment decision to be made, however, with respect to whether to continue to hold AGRO Shares, because the determination to effect the Merger has been made, and the Merger will result in the conversion or cancellation of all AGRO Shares as described herein.

EXCHANGE OF CERTIFICATES

     Following effectiveness of the Merger, a letter of transmittal with instructions will be mailed to each AGRO shareholder for use in exchanging certificates representing AGRO Shares for certificates representing JWCFS Shares. Upon surrender of a certificate representing AGRO Shares for cancellation to the American Stock and Transfer Trust Company of New York, JWCFS' transfer agent, or to JWCFS or such other agent or agents as may be appointed by JWCFS, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate will be entitled to receive in exchange therefor a certificate representing the number of whole shares of JWCFS Common Stock equal to .431 multiplied by the number of AGRO Shares represented by the certificate.

     Following the Merger, each outstanding AGRO Common Stock certificate will be deemed for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full JWCFS Shares into which such AGRO Shares shall have been so converted as a result of the Merger and the right to receive an amount in cash in lieu of the issuance of any fractional shares. No dividends or other distributions in respect of JWCFS Shares with a record date after the consummation of the Merger will be paid to the holder of any unsurrendered AGRO Share certificate with respect to the JWCFS Shares represented thereby until the holder of record of such certificate surrenders such certificate. Subject to applicable law, following surrender of any such certificate, there will be paid to the record holder of the certificates representing whole JWCFS Shares issued in conversion thereof, without interest, at the consummation of such surrender, the amount of any such dividends or other distributions with a record date after the Merger theretofore payable with respect to such shares of JWCFS Common Stock.

              HOLDERS OF AGRO COMMON STOCK CERTIFICATES SHOULD NOT
        SUBMIT THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED
         THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

Material Federal Income Tax Consequences

     The following discussion summarizes the material federal income tax consequences of the Merger to holders of AGRO Shares, but does not purport to be a complete analysis of all of the potential tax effects of the Transaction. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action, and any such change may be applied retroactively. No information is provided herein with respect to foreign, state, or local tax laws or estate and gift tax considerations. This information is directed to AGRO shareholders who hold their AGRO Shares as "capital assets" within the meaning of Section 1221 of the Code. JWCFS does not intend to request a ruling from the IRS with respect to the Merger. The following discussion of the material federal income tax consequences relevant to the Merger constitutes the opinion of Kilpatrick Stockton LLP, tax counsel to JWCFS ("Tax Counsel"), subject to the qualifications stated herein. Such opinion, however, has no binding effect on the IRS or the courts.

     In the opinion of Tax Counsel, because the Merger and the earlier Exchange Offer are part of a plan to acquire 100% control of AGRO, the Merger and the Exchange Offer will be treated as a single integrated transaction. Accordingly, the Merger will constitute a tax-free exchange under Section 368 of the Code.
In such event, (i) no income, gain, or loss will be recognized by AGRO shareholders upon the receipt of JWCFS Shares upon conversion of their AGRO Shares in the Merger, (ii) no income, gain, or loss will be recognized by JWCFS or AGRO as a result of the Exchange Offer or the Merger, (iii) the tax basis of the JWCFS Shares received by AGRO shareholders will be equal to their basis in AGRO Shares immediately before consummation of the Merger, (iv) the holding period of the JWCFS Shares received by each AGRO shareholder will include the period for which such shareholder has held the AGRO Shares converted in the Merger, and (v) the payment of cash in lieu of fractional share interests in JWCFS will be treated for federal income tax purposes as if the fractional shares were issued as part of the Merger and then were redeemed by JWCFS. The cash payments will be treated as having been received as distributions in full payment in exchange for the shares redeemed as provided in Section 302(a) of the Code.

     If the Merger and the Exchange Offer were not treated as a single integrated transaction, the Merger would not qualify as a tax-free reorganization. As a result, (i) AGRO shareholders would recognize gain or loss upon the receipt of JWCFS Shares upon conversion of their AGRO Shares, (ii) the tax basis of the JWCFS Shares received would be equal to the fair market value of those shares, and (iii) the holding period for the JWCFS Shares received would begin on the date of consummation of the Merger. Any gain or loss recognized by an AGRO shareholder would be a capital gain or loss if the AGRO shareholder held the AGRO Shares as a capital asset.

     The maximum federal income tax rate applicable to an individual's capital gains with respect to assets held for greater than one year is currently 28%; pursuant to recently enacted legislation, the maximum federal income tax rate applicable to an individual's gains with respect to capital assets held for more than eighteen months is 20%. Only $3,000 of an individual's capital losses are currently deductible in any one year against ordinary income. A corporation's capital gains are taxable currently at the same rate as the corporation's ordinary income, and a corporation's capital losses are deductible only to the extent of its capital gains.

RIGHTS OF OBJECTING SHAREHOLDERS

     In connection with the Merger and in accordance with Title 3, Subtitle 2 of the MGCL, an AGRO shareholder may, by following the procedures summarized below, demand that JWCFS pay the shareholder the fair value of his or her AGRO Shares in cash. The following summary of the statutory procedures to be followed by a holder of AGRO Shares in order to object to the Merger and perfect his or her rights under the MGCL is qualified in its entirety by reference to Title 3, Subtitle 2 of the MGCL, a copy of which is attached as Appendix B hereto.

     In connection with the Merger, no vote of AGRO shareholders is required to be taken (because JWCFS owns more than 90% of the outstanding AGRO Shares and is proposing to merge AGRO into JWCFS under applicable law without such a vote). JWCFS is hereby notifying each record holder of AGRO Shares of the Merger at least 30 days prior to filing the Articles of Merger under the MGCL and the FBCA. An AGRO shareholder wishing to demand payment in cash of the fair value of any part or all of his or her shares of AGRO ("Objecting Shares") must submit a written notice to the Secretary of AGRO within 30 days after the date this Prospectus is sent to AGRO shareholders, stating that such shareholder (an "Objecting Shareholder") objects to the Merger. An AGRO shareholder who holds AGRO Shares of record for different beneficial owners (e.g., a brokerage firm who owns AGRO Shares in "street name" for different customers) may, pursuant to appropriate instructions from one or more such beneficial owners, object to the Merger and demand payment in cash as to some of the AGRO Shares held of record and not as to others. However, all or none of the AGRO Shares owned beneficially by a single person must be Objecting Shares; that is, a person will not be permitted to object as to some but not all of the AGRO Shares beneficially owned by the person. For this purpose only, beneficial ownership of AGRO Shares will be determined without regard to rules of attribution (such as, between spouses, among siblings, etc.) that may otherwise be applicable under tax, securities, or other laws for other purposes.

     Promptly following the effectiveness of the Merger, JWCFS, as the successor to AGRO, will notify in writing each Objecting Shareholder of the date on which the Articles of Merger were accepted for recording. Within 20 days of the date on which the Articles were accepted for recording, an Objecting Shareholder must make a written demand for payment in cash of the fair value of his or her stock, stating the number Objecting Shares for which payment is demanded. The notice of objection should be sent to JWCFS, 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432, Attention: Corporate Secretary.

     The notice of the date on which the Articles of Merger were accepted may contain an offer of payment and certain financial disclosures. If an Objecting Shareholder who has followed all of the procedural steps required to demand payment in cash of fair value has not received payment for his or her Objecting Shares, he or she may, or JWCFS may, within 50 days of the acceptance of the Articles of Merger, petition the court of equity in the appropriate county for appraisal of the fair value of his or her AGRO Shares as of the date of the Merger, without including any appreciation or depreciation resulting directly or indirectly from the Merger or its proposal. Any shareholder who filed a notice of objection, but fails to file a written demand for payment of the fair value in a timely manner, will be bound by the terms of the Merger (and thereby would receive JWCFS Shares on the basis of the Conversion Ratio) and will not be entitled to receive payment in cash. An Objecting Shareholder will also be restored to his or her rights as an AGRO shareholder who did not object (and thereby would receive JWCFS Shares on the basis of the Conversion Radio) if the demand for payment is withdrawn, a petition of appraisal is not filed within the time required, or a court determines that the shareholder is not entitled to relief.

     If the court finds that the Objecting Shareholder is entitled to an appraisal of his or her stock, the court shall appoint three disinterested appraisers to determine the fair value of the stock. Within 60 days after appointment (or such longer period as the court may direct), the appraisers shall file with the court and mail to each Objecting Shareholder their report stating their conclusion as to the fair value of the stock. Within 15 days after the filing of the report, any party may object to the report and request a rehearing. The court, upon motion of any party, will enter an order either confirming, modifying, or rejecting the report and, if confirmed or modified, enter judgment directing the time within which payment must be made. If the report is rejected, the court may determine the fair value or remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding will include interest from the date notice of the Merger is given hereby, unless the court finds that the shareholder's refusal to accept a written offer to purchase the shares was arbitrary, vexatious, or not in good faith.

     In general, the expenses of the appraisal proceedings will be the responsibility of JWCFS. However, all or any part of such expenses may be assessed against any Objecting Shareholder to whom an offer to pay for such shareholder's shares was made by JWCFS, if the court finds the failure to accept such offer was arbitrary, vexatious, or not in good faith.

                        INFORMATION ABOUT JWCFS AND AGRO

     JWCFS' Annual Report on Form 10-K/A FOR THE YEAR ENDED DECEMBER 31, 1997, JWCFS' QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 1998, AND AGRO'S ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1997, ARE REPRODUCED IN THEIR ENTIRETY (EXCEPT FOR EXHIBITS) AND ARE BEING DELIVERED WITH THIS PROSPECTUS.

                 SELECTED HISTORICAL FINANCIAL DATA OF GENESIS

     The selected financial data of Genesis set forth below as of and for the years ended December 31, 1997, 1996, and 1995 are derived from audited financial statements of Genesis included elsewhere herein. The selected financial data as of and for the years ended December 31, 1994 and 1993 are derived from audited financial statements of Genesis which are not included or incorporated by reference herein. This summary should be read in conjunction with the financial statements and other financial information of Genesis included elsewhere herein.


                                               Year Ended December 31,
                                     ------------------------------------------
                                      1997     1996     1995     1994     1993
                                     ------   ------   ------   ------   ------
                                      (In thousands, except per share amounts)

Statements of Operations Data:
 Revenues..........................  $30,570  $22,281  $27,588  $24,275  $24,208
 Expenses..........................   26,744   21,792  $21,968   19,262   15,749
 Net income........................    3,826      489    5,620    5,013    8,459

Earnings Per Share Data:
 Basic(1)..........................  $  2.55  $   .33  $  3.75  $  3.34  $  5.64
 Diluted(1)........................  $  2.55  $   .33  $  3.75  $  3.34  $  5.64

                                                    AT DECEMBER 31,
                                     ------------------------------------------
                                       1997    1996     1995     1994     1993
                                     ------   ------   ------   ------   ------
                                                  (Inthousands)
Statements of Operations Data:
 Total Assets......................   $8,221 $  5,988  $10,230   $9,268   $7,136
 Total Liabilities.................    2,176    2,196    1,770    1,670    1,728
 Redeemable preferred members'
   capital.........................    1,275    1,289       --       --       --
 Members' capital..................    4,770    2,503    8,460    7,598    5,408

______________

(1) Genesis, a California LLC, has no shares of common stock outstanding. Rather, each of its Members owns a certain percentage interest in the net assets of Genesis. In connection with the Combination, JWGenesis will issue 1,500,000 shares of its common stock in exchange for 100% of the Genesis Membership Interests. For purposes of this table, the Genesis historical per share amounts are calculated by assuming that Genesis had 1,500,000 shares outstanding for all periods presented.

                GENESIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS'

RESULTS OF OPERATIONS--THREE YEARS ENDED DECEMBER 31, 1997

   The following discussion and analysis of financial condition and results of operations presents significant factors affecting Genesis during the years ended December 31, 1997, 1996 and 1995. The discussion and analysis should be read in conjunction with the financial statements of Genesis and related notes and with the other financial information concerning Genesis appearing elsewhere in this Prospectus.

   The financial information provided below has been rounded in order to simplify its presentation. However, the percentages are calculated using the detailed information contained in the consolidated financial statements of Genesis, the notes thereto and the other financial data concerning Genesis included elsewhere in this Prospectus.

   The following table sets forth summary data for the years ended December 31, 1997, 1996 and 1995. Operating results for any period are not necessarily indicative of the results for any future period.



                                                                       Year Ended December 31,
                                        -----------------------------------------------------------------------------------
                                               1997%                             1996%                             1995
                                              (000's)           Change          (000's)           Change         (000's)
                                        -----------------------------------------------------------------------------------
Revenues:
Commissions                                  $18,073              57           $11,519             (10)        $12,834
Commissions --related parties                  5,281              11             4,748              48           3,208
Market making and principal
 transactions, net                             3,372              75             1,932             (57)          4,463

Investment banking                             2,760               5             2,633             207             858
Unrealized gains from not readily
 marketable securities                            --              --               293             (95)          5,413

Interest and dividends                           565               6               533             (10)            590
Other                                            519             (17)              623             181             222
                                        ------------------------------------------------------------------------------
Total Revenues                               $30,570              37           $22,281             (19)        $27,588
                                        ==============================================================================

Expenses:
Commissions and floor brokerage              $10,098              60           $ 6,324             (19)        $ 7,796
Personnel and employee benefits                9,329               7             8,726               6           8,253
Communications                                 1,529              20             1,279             (19)          1,581
Occupancy and equipment rental                   765              23               622              45             429
General and administrative                     5,023               4             4,840              24           3,908
                                        ------------------------------------------------------------------------------
Total Expenses                               $26,744              23           $21,791              (1)        $21,967
                                        ==============================================================================

     Revenues of Genesis exceeded $30 million in 1997, compared to $22 million in 1996 and $28 million in 1995. This increase in revenue in 1997 was largely due to the fact that Genesis increased its focus on, and the level of resources devoted to, its institutional client base, coupled with strong equity markets. The decrease in revenues in 1996 compared to 1995 was due to a restructuring of Genesis in 1996, explained in more detail below.

     A significant portion of the business activities of Genesis consists of providing brokerage processing services ("BPS") to its clients. BPS includes the provision of trading processing services and administrative services to investment managers and investment partnerships.

     BPS revenues (approximately $3.5 million) and corporate finance activities (approximately $2.6 million) contributed to the growth of the revenues of Genesis in 1997. In 1997, the commissions earned by Genesis, including from related parties, grew 44% to $23.3 million from approximately $16.3 million in 1996, due primarily to the increased coverage by Genesis of its institutional client base and the resulting increased revenues from its BPS activities.

     Approximately $5 million of the decrease in the revenues of Genesis in 1996, as compared to 1995, arose, in large part, out of the fact that 1996 was a transition year for Genesis. In 1996, realigned several of its business divisions in order to better provide for future growth including its research and corporate finance groups. As a result, Genesis was not able to increase its coverage of its institutional client base in 1996 and build relationships for growth, resulting in only a 1% increase in commissions for 1996 over 1995 commissions.

     Over the last three years, Genesis experienced an increase in BPS revenues from affiliates with increased assets under management, creating a more stable revenue stream than traditional transaction-oriented investment banking and trading revenues. BPS revenues attributable to related parties accounted for $533,000 of the increase in revenues in 1997 as compared to 1996.

     Market making and principal transactions, net, which consists of net inventory and investment gains and losses, syndicate sales credits and underwriting income, increased by 75% from 1996 to 1997 and decreased by 57% from 1995 to 1996 for the reasons discussed below.

     Net inventory and investment losses, which result from the purchasing or selling securities by Genesis to facilitate customer transactions, declined to $1.0 million in 1997, compared to $1.5 million in 1996. This decrease was due to better risk management by Genesis in employing capital to facilitate customer transactions. Syndicate sales credits, or the selling concession received by Genesis on securities sold in an underwriting, in 1997 were $3.2 million, representing 17% growth over 1996 levels of $2.7 million. Increased research coverage by Genesis facilitated its participation in the selling groups of an increased number of public offerings. Syndicate sales credits increased 91% from $1.4 million in 1995 to $2.7 million in 1996 due to increased public offering activity. In 1997, the underwriting income of Genesis reflecting the increased activity in the public underwriting arena, was $1.1 million (gross of expenses), a 60% increase from $700,000 in 1996. This increase represents the results of the increased resources devoted by Genesis to research and investment banking operations. An 18% increase in underwriting income of Genesis from 1995 to 1996 reflected the increased efforts of Genesis to enhance its public underwriting presence.

     Investment banking income of Genesis, generated from public and private offering (approximately $1.4 million) as well as merger and acquisition activities (approximately $1.4 million), was $2.8 million in 1997, up 5% from its 1996 level of $2.6 million. Due to the lag time between the 1995 and early 1996 addition by Genesis of revenue-producing investment bankers and the closing of merger and acquisitions transactions, investment banking income fees increased over 200% from 1995 to 1996.

     Unrealized gains from not readily marketable securities, which represents gains attributable to the increase in value of warrant and option positions acquired by Genesis and distributed to its members, fluctuates from year to year based upon the performance of such positions and the decision by Genesis to distribute such securities to its members.

     Although expenses grew during 1997 as a result of Genesis' overall revenue growth, expense growth trailed revenue growth. The resulting increased operating margin of 14% for 1997, compared to 1% for 1996 and 1995, was largely attributable to increased efficiency at Genesis throughout 1997.

     Commission and floor brokerage expenses of Genesis, consisting primarily of the cost to execute and settle transactions, equaled approximately $10.1 million in 1997, a 60% increase over 1996 levels of approximately $6.3 million. This increase directly relates to the increase in commission revenue for the same period. The decrease in commission and floor brokerage expenses from 1995 to 1996 occurred as a result of the negotiation by Genesis of more favorable clearing contracts and execution arrangements with the clearing and executing firms utilized by Genesis.

     Total personnel expenses for Genesis were approximately $9.3 million in 1997 as compared to $8.7 million in 1996, a 7% increase. The increase in total personnel expenses for 1997, as well as the increase in total personnel expenses for 1996 over 1995, is attributable to revenue growth and increased competitiveness in the marketplace for financial service professionals.

     Communications expenses of Genesis, comprised of telephone and quotation expenses, increased to $1.5 million in 1997, a 20% increase over 1996 levels. This approximately $250,000 increase in costs is primarily attributable to the expansion of the internal and external communication and information systems utilized by Genesis (approximately $250,000), but also reflects increased usage as a result of Genesis' higher volume of business. The reduction of communication expenses from 1995 to 1996 is attributable to the successful negotiation of a variety of contracts for communication services.

     Occupancy and equipment rental expenses of Genesis showed steady increases from 1995 to 1997 due, in large part, to the opening by Genesis of its New York office in the summer of 1996.

     General and administrative expenses, which consist primarily of travel expenses, dues and subscriptions, office supplies and other expenses of a similar nature, increased to $5.0 million in 1997 compared to $4.8 million in 1996 and $3.9 million in 1995. The net increase in 1997 is primarily attributable to a significant increase in travel expenses (approximately $137,000) due to an increase in sales efforts by professionals and the opening by Genesis of its New York City office, and a decrease in certain other operating expenses due to increased controls and efficiency of Genesis.

LIQUIDITY AND CAPITAL RESOURCES

     Genesis maintains a liquid balance sheet. A majority of the assets of Genesis consists of cash, securities and receivables from broker dealers. The total assets of Genesis can fluctuate significantly depending largely upon general economic and market conditions, volume of business activity by Genesis, and underwriting and trading commitments of Genesis. The ability of Genesis to support increases in its total assets is a function of its ability to generate funds internally and its ability to obtain short term borrowings.

     At December 31, 1997, Genesis had members' capital of approximately $4,770,000, representing an increase of $2.3 million from its members' capital at December 31, 1996. Also, at December 31, 1997, Genesis had cash and cash equivalents of $2.6 million. Genesis believes that its internally generated funds will be sufficient to fund its financial requirements for the foreseeable future based on its current level of operations and planned growth. Should Genesis significantly expand its capital expenditures or enter into any long-term commitments, Genesis may need to obtain additional capital to support such activities and to comply with regulatory requirements. If Genesis should find that its ability to generate funds internally is insufficient to satisfy its future capital needs, Genesis will require additional financing from outside sources.

     Genesis is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act) which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness of Genesis to the net capital of Genesis (excess net capital) as defined by the rules, not exceed 15 to 1. As of December 31, 1997, Genesis had aggregate indebtedness of $1.1 million and net capital of $4.1 million, yielding excess net capital of $4.0 million and a ratio of 0.27 to 1. Accordingly, at December 31, 1997, Genesis complied with the applicable capital requirements of Rule 15c3-1.

     During the year ended December 31, 1997, Genesis generated cash flow from operating activities of $3.7 million, compared to approximately $622,000 for the year ended December 31, 1996 and $2.4 million for the year ended December 31, 1995. The increase in cash flow from operating activities in 1997 was due to the net income of Genesis for 1997. The decrease in cash flow from operating activities for the year ended December 31, 1996 was due to the reduction in cash and securities deposited with clearing brokers.

     Net cash used in investing activities was $762,000 for the year ended December 31, 1997, compared to $861,000 for the year ended December 31, 1996. The increase in net cash used in investing activities of $520,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 was primarily due to investment in non-marketable securities.

     Net cash provided by (used in) financing activities was ($657,000) for the year ended December 31, 1997 compared to $293,000 for the year ended December 31, 1996 and ($4.0 million) for the year ended December 31, 1995. The variations in net cash provided by (used in) financing activities for those years reflect the distribution to the members of Genesis of income (approximately $6,700,000) as well as the contribution of new capital (approximately $2,100,000) by the members of Genesis.

                              BUSINESS OF GENESIS

     Genesis is a San Francisco-based investment banking firm offering corporate finance, institutional sales and trading, and institutionally focused research and investment advisory services and having special expertise in institutional trading and innovative research focused on high-growth industries. Its corporate finance services include equity underwriting and merger and acquisition advisory services. Its customer base is comprised principally of institutional, corporate, and high-net worth individual clients. Genesis was formed in 1989 primarily to provide brokerage, accounting and administrative services to investment partnerships. As of February 1, 1998, Genesis had 59 employees. Genesis' Research, Capital Markets, Corporate Finance, and Brokerage Processing Services Departments work closely to allow Genesis to offer a wide range of resources to its clients, while providing the attention of a smaller boutique catering to middle market companies.

Corporate Finance

     Over the past nine years, Genesis or the three principals in its Corporate Finance Department have participated in more than 300 public underwritings and private placements (including 24 in which Genesis served as a manager or co-manager) and more than 40 mergers, acquisitions, and other recapitalizations. Working in partnership with the Research and Capital Markets Departments, the Corporate Finance Department is able to meet most of the financial advisory and capital funding requirements necessary to develop its clients' businesses. Following an offering, Genesis maintains after-market support by providing in-depth research analysis, after-market trading, and sponsorship in the investment community. Genesis often becomes the dominant force in the after-market trading of the stock it underwrites.

     The Corporate Finance Department has experience in each stage of a merger, acquisition, divestiture, buyout, and recapitalization transaction, including the identification of potential acquisitions and/or acquirers, the optimal "packaging" of a client for a transaction, the preparation of client meetings, the structuring of merger and sale transactions, and the negotiation of sale and purchase terms.

     The Corporate Finance Department also renders valuation and fairness opinions for both private and public companies. Its work generally includes a comprehensive operational and financial review of a client and the development of financial analyses that incorporate both quantitative and qualitative factors.

BROKERAGE PROCESSING SERVICES

     Genesis' brokerage operations were originally established in 1989 to support affiliated money management organizations by recapturing trading commissions, making spreads generated by trading activity, and providing administrative and other services in exchange for trading and processing business. Over the years, these various asset management operations have grown significantly and, with them, so has the firm's brokerage processing unit, which accounted for approximately 40% of total revenue for the year ended December 31, 1997, compared to approximately 39% for the year ended December 31, 1996.

     The Department currently serves two primary types of organizations -- investment partnerships and fee-based investment advisors. Total gross processing commissions were approximately $12 million for the year ended December 31, 1997, compared to approximately $8.5 million for the year ended December 31, 1996.

     Genesis also offers trading execution, clearing, and settlement. It performs record keeping, account balance tracking, and trading strategies tracking, as well as daily and monthly transaction reporting. Genesis has clearing agreements with three firms to act as its clearing agent: ABN Amro/The Chicago Corporation, Alex Brown/Bankers Trust and Morgan Stanley & Co.

     In addition, the Department offers financial accounting functions (tax preparation and certification), legal support (including partnership documentation, offering memoranda, and investment advisor registration), administrative resources and systems (hardware, software, and networking), fund accounting (performance reports and other recordkeeping), custodial accounting, and compliance services. Investment partnerships accounted for approximately 68% and 56% of total processing revenues for the years ended December 31, 1997 and December 31, 1996, respectively.

RESEARCH

     Genesis provides comprehensive coverage of a select group of industries and companies that are not widely followed by the investment community. Genesis publishes numerous materials for its clients, including quarterly earnings reports, company updates, company reports, which initiate research coverage, industry overviews, and emphasis lists, which encompass all covered industries. The Genesis Research Department follows over 50 companies in principal areas: correctional services, healthcare technology, retailing, real estate, electronic commerce, and wireless communications components.

Capital Markets

     Working in partnership with its Research Department, the Capital Markets Department encompasses all of the trading operations at Genesis, including over-the-counter ("OTC") and listed trading, syndicate, and corporate services.

     The Capital Markets Department is a market maker in 75 OTC stocks and has a significant presence in 75 listed securities--including 58% of the securities followed by the Research Department. Total OTC trading volume of Genesis for the year ended December 31, 1997 was approximately 169 million shares compared to approximately 151 million shares for the year ended December 31, 1996. Total listed trading volume of Genesis for the year ended December 31, 1997 was approximately 176 million shares compared to approximately 100 million shares for the year ended December 31, 1996.

     Over the past four years, Genesis has been a syndicate member in 251 public offerings. Because it believes syndicate participation is becoming an increasingly important function of an investment bank's research capability, Genesis expects that it will continue to be involved in a significant number of offerings every year.

     The Corporate Services Group was formed in 1995 to facilitate restricted securities sales. Genesis is an active market maker with strong block trading capabilities and it is aware of "unsolicited buyers" and advantageous opportunities for a client's sale of restricted securities. The Group's members are cognizant of the Securities and Exchange Commission rules and regulations that govern restricted sales transactions and are supported by a compliance and operations group.

FACILITIES AND EMPLOYEES

     As of February 1, 1998, Genesis employed 59 persons, eight of whom work in the firm's New York office which opened in 1996. Genesis leases 22,000 square feet of space in San Francisco and 3,000 square feet of space in New York.

GOVERNMENT REGULATION

     The securities industry and the business of Genesis, similar to the business of JWCFS, are subject to extensive regulation by the Commission, state securities regulators, and other governmental regulatory authorities. The business also is regulated by industry self-regulatory organizations ("SROs"), including the NYSE, the AMEX, and other exchanges.

LEGAL PROCEEDINGS

     Genesis may be involved from time to time in litigation arising in the normal course of business. As of the date of this Proxy Statement/Prospectus, the Company is not a party to any material legal proceeding.

                   JWGENESIS UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

     The unaudited pro forma consolidated condensed balance sheet of JWGenesis at December 31, 1997 gives effect to the Combination as if it was consummated on such date. The unaudited pro forma consolidated statement of operations of JWGenesis for the year ended December 31, 1997 gives effect to the Combination as if it had occurred as of January 1, 1997. The unaudited pro forma information does not take into effect the remaining 9% of AGRO shares. These amounts will not have a material effect to the JWGenesis unaudited pro forma consolidated condensed financial statements. The unaudited pro forma consolidated condensed financial statements should be read in conjunction with (i) the historical financial statements of JWCFS, including the notes thereto, incorporated herein by reference, and (ii) the historical financial statements of Genesis, including the notes thereto, which are contained in this Prospectus. The unaudited pro forma consolidated condensed financial statements are presented for information purposes only and are not necessarily indicative of the financial position or operating results that would have occurred if the Combination had been consummated as of the dates indicated, nor are they necessarily indicative of future financial conditions or operating results. JWCFS and Genesis expect to realize certain revenue enhancements as a result of strategies initiatives relating to the integration of the operations of Genesis and JWCFS into JWGenesis; however, such incremental revenue has not been reflected in the unaudited pro forma consolidated condensed financial statements of operations of JWGenesis as they are not quantifiable.

                                      PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                                   AT DECEMBER 31, 1997
                                                      (In thousands)
                                                         ------------------------
                                                                AS REPORTED
                                                         ------------------------
                                                            COMPANY     GENESIS    COMBINED   ADJUSTMENTS      AS ADJUSTED
                                                         -----------------------------------------------------------------
                               ASSETS
Cash and cash equivalents................................  $ 11,512        $2,589  $ 14,101                       $ 14,101
Commissions and other receivables from clearing
   brokers...............................................       716                     716                            716
Receivable from customers, net...........................   107,507                 107,507                        107,507
Receivable from brokers and dealers......................     4,532         1,477     6,009                          6,009
Securities owned, at market value........................     9,010         2,551    11,561                         11,561
Furniture, equipment and leasehold improvements,
   net...................................................     1,742         1,208     2,950                          2,950
Deferred tax asset.......................................     1,621                   1,621                          1,621
Income tax receivable....................................       294                     294                            294
Other, net...............................................     3,798           396     4,194                          4,194
Cost in excess of net value of assets acquired...........                                          17,400   b       17,400
                                                         ------------------------------------------------    -------------
                                                           $140,732        $8,221  $148,953       $17,400         $166,353
                                                         ================================================    =============

                     LIABILITIES AND
             STOCKHOLDERS' /MEMBERS' EQUITY
Liabilities:
Short-term borrowings from banks.........................  $ 29,423                $ 29,423                       $ 29,423
Accounts payable, accrued expenses and other                 12,043        $  554    12,597       $   900   b       13,497
   liabilities...........................................
Distributions payable to members.........................                                           1,770   a        1,770
Payable to customers.....................................    35,055                  35,055                         35,055
Payable to brokers and dealers...........................    32,975         1,185    34,160                         34,160
Securities sold, not yet purchased, at market value......       567           180       747                            747
Notes payable to affiliate...............................     5,113           257     5,370         1,275   e        6,645
Lines of credit..........................................       890                     890                            890
                                                         ------------------------------------------------    -------------
                                                            116,066         2,176   118,242         3,945          122,187
                                                         ------------------------------------------------    -------------


Redeemable preferred members' capital....................                   1,275     1,275        (1,275)  e            -
Stockholders' equity/Members' capital:...................
Common stock.............................................         4                       4             2   b            6
Members' capital.........................................                   4,770     4,770        (1,770)  a            -
                                                                                                   (3,000)  b
Additional paid-in capital...............................     4,018                   4,018        19,498   b       23,516
Retained earnings........................................    20,651                  20,651                         20,651
Treasury stock...........................................        (7)                     (7)                            (7)
                                                         ------------------------------------------------    -------------
Total stockholders' equity/Members' capital..............    24,666         4,770    29,436        14,730           44,166
                                                         ------------------------------------------------    -------------
                                                           $140,732        $8,221  $148,953       $17,400         $166,353
                                                         ================================================    =============

     (See Notes to Pro Forma Consolidated Condensed Financial Statements)

                                PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                      (In thousands, except for per share amounts)
                                                          ----------------------
                                                                AS REPORTED
                                                          ----------------------
                                                             COMPANY    Genesis   Combined   Adjustments      As Adjusted
                                                          ----------------------------------------------    -------------
REVENUES:
Commissions...............................................  $   49,907   $23,355   $ 73,262                    $   73,262
Market making and principal transactions, net.............      20,836     3,371     24,207                        24,207
Interest..................................................      11,363       565     11,928                        11,928
Clearing fees.............................................      12,338         0     12,338                        12,338
Other.....................................................       2,738     3,279      6,017                         6,017
                                                          ----------------------------------------------    -------------
                                                            $   97,182   $30,570   $127,752                    $  127,752
                                                          ----------------------------------------------    -------------

EXPENSES:
Commission and clearing costs.............................      51,238    10,098     61,336                        61,336
Employee compensation and benefits........................      16,278     9,330     25,608   $      871   f       26,479
Selling, general and administrative.......................      15,487     7,316     22,803          870   c       23,673
Interest..................................................       4,387         0      4,387                         4,387
                                                                87,390    26,744    114,134        1,741          115,875
                                                          ----------------------------------------------    -------------
Income before income taxes................................       9,792     3,826     13,618       (1,741)          11,877
Provision for income taxes................................       3,689                3,689        1,111   d        4,800
                                                          ----------------------------------------------    -------------
Net income................................................  $    6,103   $ 3,826   $  9,929   $   (2,852)      $    7,077
                                                          ==============================================    =============

EARNINGS PER COMMON SHARE:
Basic.....................................................       $1.77                                              $1.43
                                                          ============                                      =============
Diluted...................................................       $1.50                                              $1.27
                                                          ============                                      =============

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic.....................................................   3,443,141                         1,500,000        4,943,141
                                                          ============                     =============    =============
Diluted...................................................   4,069,594                         1,500,000        5,569,594
                                                          ============                     =============    =============

(See Notes to Pro Forma Consolidated Condensed Financial Statements)

         NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(a) To adjust Genesis equity to the minimum equity required by the Combination Agreement and record the distribution payable of the excess Genesis equity to the Genesis Members.

                                                                                                  DR.(CR.)
                                                                                                -----------
Members' capital.............................................................................    1,770,000
Distributions payable to members.............................................................   (1,770,000)

(b) To record the issuance of JWGenesis common stock to acquire 100% of the Genesis Membership Interests and the related direct costs of the Combination.

Number of shares of JWGenesis Common Stock to be used in the Combination.....................    1,500,000
Per share value at the date the Combination Agreement was executed and announced.............       $13.00
Value of shares issued.......................................................................   19,500,000
Direct costs of Combination..................................................................      900,000
Total........................................................................................ $ 20,400,000

                                                                                                 DR.(CR.)
                                                                                               -----------
Accounts payable.............................................................................     (900,000)
Common stock.................................................................................       (2,000)
Additional paid-in capital...................................................................  (19,498,000)
Good will....................................................................................   17,400,000
Net assets acquired..........................................................................    3,000,000

(c)  To record the amortization of goodwill resulting from the Combination using the straight-line method of amortization and an estimated useful life of twenty (20) years.
                                                                                                 DR.(CR.)
                                                                                               -----------
Amortization expense.........................................................................     870,000

(d) To record the net effect on income taxes attributable to (i) Genesis pretax income since Genesis has not recorded such a provision as a result of its status as a limited liability company and (ii) amortization of the Special Payment and changes in executive compensation. The income taxes are being recorded at the JWGenesis' statutory income tax rate of 37.6%.

                                                                                                 DR.(CR.)
                                                                                               -----------
   Provision for income taxes...............................................................    1,111,000

(e)  To reclassify Genesis redeemable preferred members' interests to notes payable.
                                                                                                 DR.(CR.)
                                                                                               -----------
Redeemable preferred members' interests......................................................   1,275,000
Notes payable................................................................................  (1,275,000)

(f) To record the amortization of Special Payments using the straight-line method of amortization over the seven year nonsolicitation period and the net effect of the new employment agreements expected to be executed by Messrs. Leeds, Marks, Stapleton, and Weinstein.

                                                                                                  DR.(CR.)
                                                                                                -----------
     Employee compensation and benefits........................................................    871,000


                     DESCRIPTION OF CAPITAL STOCK OF JWCFS

     The authorized capital stock of JWCFS consists of 9,056,000 shares of common stock, $.001 par value per share (which are the JWCFS Shares), and 5,000,000 shares of preferred stock, $.001 par value per share, having such rights and privileges as the JWCFS Board may from time to time determine. As of the date of this Prospectus, there were 3,319,021 JWCFS Shares and no shares of preferred stock issued and outstanding.

     The following summary of JWCFS capital stock does not purport to be complete and is qualified in its entirety by reference to the Restated Articles of Incorporation, as amended, and Bylaws, as amended, of JWCFS that are included as exhibits to the Registration Statement of which this Prospectus forms a part, and the applicable provisions of the Florida Business Corporation Act.

JWCFS SHARES

     Holders of JWCFS Shares are entitled to one vote per share on any issue submitted to a vote of the shareholders and do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding JWCFS Shares voting n the election of directors can elect all of the directors then standing for election, if they choose to do so. All JWCFS Shares are entitled to share equally in such dividends as the JWCFS Board may, in its discretion, declare out of sources legally available therefor. Upon dissolution, liquidation, or winding up of the JWCFS, holders are entitled to receive on a ratable basis, after payment or provision for payment of all debts and liabilities of JWCFS and any preferential amount due with respect to outstanding shares of preferred stock, all assets of JWCFS available for distribution, in cash or in kind. Holders of JWCFS Shares do not have preemptive or other subscription rights, conversion or redemption rights, or any rights to share in any sinking fund. All currently outstanding JWCFS Shares are, and the shares offered hereby (when issued in exchange for AGRO Shares in the manner contemplated by this Prospectus) will be, fully paid and nonassessable.

PREFERRED STOCK

     Pursuant to the JWCFS' Restated Articles of Incorporation, the JWCFS Board from time to time, may authorize the issuance of shares of preferred stock in one or more series, may establish the number of shares to be included in any such series, and may fix the designations, powers, preferences, and rights (including voting rights) of the shares of each such series and any qualifications, limitations, or restrictions thereon. No shareholder authorization is required for the issuance of shares of preferred stock unless imposed by then applicable law. Shares of preferred stock may be issued for any general corporate purposes, including acquisitions. The JWCFS Board could issue a series of preferred stock with rights more favorable with regard to dividends and liquidation than the rights of holders of JWCFS Shares. Such a series of preferred stock also could be used for the purposes of preventing a hostile takeover of JWCFS that is considered to be desirable by the holders of JWCFS Shares, could otherwise adversely affect the voting power of the holders of JWCFS Shares, and could serve to perpetuate the directors' control of JWCFS under certain circumstances. No transaction is now contemplated that would result in the issuance of any such shares of preferred stock.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     JWCFS' Restated Articles of Incorporation provide for indemnification of directors to the fullest extent permitted by Florida law and, to the extent permitted by such law, eliminate, or limit the personal liability of directors to JWCFS and its shareholders for monetary damages for certain breaches of fiduciary duty and the duty of care. Such indemnification may be available for liabilities arising in connection with the Merger. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or persons controlling JWCFS pursuant to the foregoing provisions, JWCFS has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Pursuant to its Bylaws, JWCFS may indemnify its officers, employees, agents, and other persons to the fullest extent permitted by Florida law.

MISCELLANEOUS

     JWCFS Shares are traded on the AMEX. American Stock Transfer & Trust Company is the registrar and transfer agent for JWCFS Shares. The issuance of JWCFS Shares in connection with the Transaction will result in dilution of the voting power and relative equity interests of the current holders of JWCFS Shares.

                   DESCRIPTION OF CAPITAL STOCK OF JWGENESIS

     The JWGenesis Articles of Incorporation provide that the authorized capital stock of JWGenesis consists of 30,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.10 per share ("JWGenesis Preferred Stock"). Except for 100 shares of Common Stock owned by JWCFS (which will be cancelled in the Combination), no shares of JWGenesis capital stock is or will be issued and outstanding immediately prior to the consummation of the Combination.

COMMON STOCK

     Each share of JWGenesis Common Stock will entitle its holder of record to one vote for the election of directors and all other matters to be voted on by the shareholders. Holders of JWGenesis Common Stock will not have cumulative voting rights; therefore the holders of a majority of the shares of JWGenesis Common Stock voting for the election of directors may elect all nominees standing for election as JWGenesis directors. Subject to the rights of holders of Preferred Stock, holders of JWGenesis Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by JWGenesis by the JWGenesis Board of Directors in its discretion from funds legally available for that use. Subject to the rights of holders of Preferred Stock, holders of JWGenesis Common Stock will be entitled to share on a pro rata basis in any distribution to shareholders upon liquidation, dissolution, or winding up of JWGenesis. No holder of JWGenesis Common Stock will have any preemptive right to subscribe for any stock or other security of JWGenesis.

PREFERRED STOCK

     The Board of Directors of JWGenesis, without further action by shareholders, may from time to time authorize the issuance of shares of JWGenesis Preferred Stock in one or more series and with certain limitations, rights, preferences, qualifications, or restrictions thereon and the number of shares constituting such series and the designation of such series. Satisfaction of any dividend preferences on outstanding JWGenesis Preferred Stock would reduce the amount of funds available for the payment of dividends on JWGenesis Common Stock. Holders of JWGenesis Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding up of JWGenesis before any payment is made to the holders of JWGenesis Common Stock. In addition, under certain circumstances, the issuance of such JWGenesis Preferred Stock may render more difficult or tend to discourage a change in control of JWGenesis. Although JWGenesis currently has no plans to issue shares of JWGenesis Preferred Stock, the Board of Directors of JWGenesis, without shareholder approval, may issue JWGenesis Preferred Stock with voting and conversion rights which could adversely affect the rights of holders of shares of JWGenesis Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for JWGenesis Common Stock is American Stock Transfer & Trust Company, New York, New York.

INDEMNIFICATION AND LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     JWGenesis' Articles of Incorporation and Bylaws provide for indemnification of officers and directors to the fullest extent permitted by Florida law and, to the extent permitted by such law, eliminate, or limit the personal liability of directors to JWGenesis and its shareholders for monetary damages for certain breaches of fiduciary duties. The liability of a director is not eliminated or limited (i) for any breach of the director's duty of loyalty to JWGenesis or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for any improper distribution under the FBCA; or (iv) for any transaction from which the director derived an improper personal benefit. Such indemnification may be available for liabilities arising in connection with the Share Exchange. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or persons controlling JWGenesis pursuant to the foregoing provisions, JWGenesis has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN ANTI-TAKEOVER MATTERS

     No provision of JWGenesis' Articles of Incorporation or Bylaws has been adopted in order to accomplish any anti-takeover objective of the Board of Directors or management. However, certain provisions of the JWGenesis Bylaws and Articles of Incorporation could have the effect of making a hostile, unsolicited offer to take control of JWGenesis more difficult. See "Comparison of Shareholder Rights--Special Meetings of Shareholders" and "Comparison of Shareholder Rights--Shareholder Action Without Meeting". Management does not believe that any other provisions of JWGenesis' Bylaws or Articles of Incorporation have such anti-takeover effects, and management does not have any current plans to adopt or propose for adoption any anti-takeover measure in a future proxy solicitation.

                COMPARISON OF RIGHTS OF HOLDERS OF JWCFS SHARES
                        AND HOLDERS OF JWGENESIS SHARES

     If the Combination is consummated, holders of JWCFS Common Stock (including former AGRO shareholders whose AGRO Shares are converted into JWCFS Shares in the Merger) will become holders of JWGenesis Common Stock. The rights of the former JWCFS shareholders will continue to be governed by the Florida Business Corporations Act (the "FBCA") because JWGenesis is also a Florida corporation. However, the JWGenesis Articles of Incorporation and Bylaws differ in certain respects from the comparable documents of JWCFS. The material differences are summarized below. This summary is qualified in its entirety by reference to the full text of the FBCA and the aforementioned documents, which are available from JWCFS upon request from Joel E. Marks, Vice Chairman and Chief Financial Officer, 1117 Perimeter Center West, Suite 500E, Atlanta, Georgia 30338.

Authorized Shares

     The JWGenesis Articles of Incorporation authorize 35,000,000 shares of capital stock, consisting of 30,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. As to the Preferred Stock, the JWGenesis Articles of Incorporation authorize the Board of Directors to determine or alter the designations, voting powers, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, and restrictions on such rights, as authorized by resolutions duly adopted prior to the issuance of any shares of a series of preferred stock.

     JWCFS Articles of Incorporation authorize 14,056,000 shares of capital stock, consisting of 9,056,000 shares of Common Stock and 5,000,000 shares of special stock, par value $.001, with such designations, voting powers, preferences, and rights as the board of directors shall determine. JWCFS Board of Directors had previously established a series of special stock, known as Series A Special Distribution Stock, none of which is outstanding.

SPECIAL MEETINGS OF SHAREHOLDERS

     The JWGenesis Bylaws require a special meeting to be called by the corporation only upon the written request of the holders of shares representing 40% or more of the votes entitled to be cast on each issue proposed to be considered at the special meeting. For a special meeting of shareholders to be called by the corporation, JWCFS requires, by virtue of the operation of the FBCA, only the written request of 10% of the votes entitled to be cast on any issue proposed to be considered at a special meeting.

     By requiring a shareholder or a group of shareholders to gain the support of a larger percentage of the holders of shares before the shareholder or group of shareholders can require JWGenesis to call a special meeting, the JWGenesis Bylaw provision could have the effect of making a hostile or unsolicited offer to take control of JWGenesis more difficult. This is because, without the support of the Board of Directors an acquiror would not be able to call a meeting to address all of the shareholders until the requisite support was obtained. On the other hand, requiring a greater percentage of support also helps to ensure that special meetings are not called to address matters that may not be important to a significant number of the shareholders.

SHAREHOLDER ACTION WITHOUT MEETING

     In its Articles of Incorporation, JWGenesis has elected to opt-out of the FBCA provision that permits any action required or permitted to be taken at an annual or special meeting of shareholders to be taken without a meeting if the action is taken by written consent of not less than the minimum number of votes with respect to each voting group necessary to authorize or take action at a meeting at which all voting groups and shares entitled to vote are present and voted. JWCFS had not opted-out of that provision. Accordingly, unlike with JWCFS, shareholders of JWGenesis may take action without a vote only if the action is taken by unanimous written consent of the holders of the outstanding stock of each voting group entitled to vote thereon.

     Because JWGenesis, like JWCFS, will have public shareholders, this provision will make it impossible, as a practical matter, for actions to be taken by written consent without a meeting of the shareholders. This provision could have the effect of making a hostile or unsolicited offer to take control of JWGenesis more difficult and may discourage the accumulation of substantial blocks of JWGenesis' stock because, at a meeting, opposing groups would have a chance to speak out and voice their concerns. The provision does not limit the actions that the shareholders can take, however it merely limits the way in which the actions may be taken. This provision was adopted because management and the Board of Directors believe that the opportunity for a meeting and a full discussion of matters upon which shareholders may vote is preferable to allowing the holders of 51% of the shares the ability to act unilaterally by written consent.

MATTERS CONSIDERED AT ANNUAL MEETINGS

     The JWGenesis Bylaws specify that the only business that may be conducted at an annual meeting of shareholders shall be business brought before the meeting (i) by or at the direction of the Board of Directors prior to the meeting; (ii) by or at the direction of the Chairman of the Board, the Chief Executive Officer, or the President; or (iii) by a shareholder of the corporation who is entitled to vote with respect to the business and who complies with certain prior notice procedures. The prior notice procedures provide that a shareholder must have given timely notice of the proposed business in writing to the secretary of the corporation. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal offices of the corporation on or before the later to occur of (i) 14 days prior to the annual meeting or (ii) five days after notice of the meeting is provided to the shareholders. A shareholder's notice to the secretary must set forth a brief description of each matter of business the shareholder proposes to bring before the meeting and the reasons for conducting that business at the meeting; the name, as it appears on the corporation's books, and address of the shareholder proposing the business; the series or class and number of shares of the corporation's capital stock that are beneficially owned by the shareholder; and any material interest of the shareholder in the proposed business. The chairman of the meeting has discretion to declare to the meeting that any business proposed by a shareholder to be considered at the meeting is out of order and that such business shall not be transacted at the meeting if the chairman concludes that the matter has been proposed in a manner inconsistent with the requirements, or the chairman concludes that the subject matter of the proposed business is inappropriate for consideration by the shareholders at the meeting.

     JWCFS' Bylaws do not prescribe specific procedures for a shareholder to bring a matter before an annual meeting. JWCFS' Bylaws state simply that shareholders may, at the annual meeting, elect a board of directors and transact such other business as may properly come before the meeting.

VACANCIES ON THE BOARD OF DIRECTORS

     The JWGenesis Bylaws provide that a vacancy occurring on the Board of Directors may be filled for the unexpired term, unless the shareholders have elected a successor, by the affirmative vote of a majority of the remaining directors, whether or not the remaining directors constitute a quorum. If the vacant office was held by a director elected by a particular voting group, only the holders of shares of that voting group or the remaining directors elected by that voting group shall be entitled to fill the vacancy. If the vacant office was held by a director elected by a particular voting group and there is no remaining director elected by that voting group, the other remaining directors or director (elected by another voting group or groups) may fill the vacancy during an interim period before the shareholders of the vacated director's voting group act to fill the vacancy.

     JWCFS' Bylaws state simply that any vacancy shall be filled by a majority vote of the remaining directors in office.

                                 LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for JWCFS by Kilpatrick Stockton LLP, Atlanta, Georgia. That firm has also furnished the tax opinion upon which the discussion in "THE MERGER--Material Federal Income Tax Consequences" is based.

                                    EXPERTS

     The consolidated financial statements of JWCFS incorporated in this Prospectus by reference to JWCFS' Annual Report on Form 10-K for the year ended December 31, 1997, as amended (a copy of which accompanies this Prospectus as Appendix A), have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of AGRO at December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement and incorporated by reference elsewhere herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing herein and incorporated by reference elsewhere in the Registration Statement and are included in reliance upon such reports given upon the authority of each firm as experts in accounting and auditing.

     The financial statements of Genesis as of December 31, 1996 and 1997 and for each of the three years ended December 31, 1997 appearing herein have been audited by Lallman, Feltman, Shelton & Peterson, P.A., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

GENESIS MERCHANT GROUP SECURITIES, LLC

Independent Auditor's Report............................................................  F-1

Statements of Financial Condition at December 31, 1997 and 1996.........................  F-2

Statements of Operations for the Year Ended December 31, 1997, 1996, and 1995...........  F-3

Statements of Changes in Members' Capital for the Year Ended Dec. 31, 1997, 1996, 1995..  F-4

Statements of Cash Flows for the Year Ended December 31, 1997, 1996, and 1995...........  F-5

Notes to Financial Statements...........................................................  F-6

JWGENESIS FINANCIAL CORP.

Report of Independent Certified Public Accountants......................................  F-11

Statement of Financial Condition as of January 16, 1998.................................  F-12

Notes to Financial Statements...........................................................  F-13

                          INDEPENDENT AUDITOR'S REPORT

January 30, 1998

Members
Genesis Merchant Group Securities, LLC
San Francisco, CA  94133

     We have audited the accompanying statements of financial condition of Genesis Merchant Group Securities, LLC as of December 31, 1997 and 1996, and the related statements of operations, changes in Members' capital, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Genesis Merchant Group Securities, LLC as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principals.

/S/ LALLMAN, FELTMAN, SHELTON & PETERSON, P.A.
Ketchum, Idaho

                                         STATEMENTS OF FINANCIAL CONDITION
                                                                                                DECEMBER 31,
                                                                                       -----------------------------
                                                                                          1997               1996
                                                                                       ----------         ----------
                                    ASSETS:
Assets:
   Cash and cash equivalents...................................................        $2,588,927         $  259,523
   Receivables from brokers and dealers........................................         1,477,415          2,697,287
   Readily marketable securities owned, at market value........................         2,281,085            466,882
   Not readily marketable securities owned, at market value....................           269,440            683,812
   Furniture, equipment, and leasehold improvements, net of accumulated
      depreciation of $1,381,452 and $1,233,377, respectively..................         1,207,914          1,215,593
   Secured demand note from related party......................................           256,882                 --
   Other.......................................................................           139,620            664,748
                                                                                       ----------         ----------
                                                                                       $8,221,283         $5,987,845
                                                                                       ==========         ==========
                 LIABILITIES, MANDATORILY REDEEMABLE PREFERRED
                    MEMBERS' CAPITAL, AND MEMBERS' CAPITAL
Liabilities:
   Accounts payable............................................................        $  553,976         $  981,282
   Payable to brokers and dealers..............................................         1,185,138            460,688
   Securities sold, not yet purchased, at market value.........................           179,871            298,805
   Payables to related parties.................................................                --            455,000
   Subordinated borrowings from related party..................................           256,882                 --
                                                                                       ----------         ----------
                                                                                        2,175,867          2,195,775
                                                                                       ----------         ----------
   Mandatorily redeemable preferred members' capital...........................         1,275,174          1,288,778
                                                                                       ----------         ----------
   Commitments and contingencies (Note 3)

   Members' Capital............................................................         4,770,242          2,503,292
                                                                                       ----------         ----------
                                                                                       $8,221,283         $5,987,845
                                                                                       ==========         ==========

                                        The accompanying Notes to Financial Statements are
                                          an integral part of these financial statements.

                                                 STATEMENTS OF OPERATIONS

                                                                                        YEAR ENDED DECEMBER 31,
                                                                             ---------------------------------------------
                                                                                1997             1996             1995
                                                                             -----------     ------------      -----------
Revenues:
   Commissions........................................................       $18,073,683      $11,518,563      $12,834,210
   Commissions-related parties........................................         5,281,000        4,748,000        3,208,000
   Market making and principal transactions, net......................         3,371,904        1,932,159        4,462,836
   Investment banking.................................................         2,759,567        2,633,040          857,502
   Unrealized gain from not readily marketable securities.............                --          292,775        5,413,048
   Interest and dividends.............................................           565,113          533,313          590,199
   Other..............................................................           518,501          622,693          222,180
                                                                             -----------     ------------      -----------
                                                                              30,569,768       22,280,543       27,587,975
                                                                             -----------     ------------      -----------
Expenses:
   Commission and floor brokerage.....................................        10,097,656        6,324,226        7,795,721
   Personnel and employee benefits....................................         9,329,277        8,726,101        8,253,440
   Communications.....................................................         1,529,390        1,279,141        1,581,035
   Occupancy and equipment rental.....................................           765,032          622,290          429,339
   General and administrative.........................................         5,022,403        4,840,238        3,908,160
                                                                             -----------     ------------      -----------
                                                                              26,743,758       21,791,996       21,967,695
                                                                             -----------     ------------      -----------
Net income............................................................       $ 3,826,010      $   488,547      $ 5,620,280
                                                                             ===========      ===========      ===========

                                        The accompanying Notes to Financial Statements are
                                          an integral part of these financial statements.

                                        STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
                                                                                       MANDATORILY
                                                                                       REDEEMABLE
                                                                                        PREFERRED
                                                                                        MEMBERS'            MEMBERS'
                                                                                         CAPITAL            CAPITAL
                                                                                     ----------------    ---------------
Partners' Capital, January 1, 1995................................................        $       --         $ 7,597,938
   Contributions of capital.......................................................                --              66,000
   Distributions of capital.......................................................                --          (4,823,987)
   Net income.....................................................................                --           5,620,280
                                                                                     ----------------    ---------------
Partners' Capital, December 31, 1995..............................................                --           8,460,231
                                                                                     ----------------    ---------------
   Contributions of capital.......................................................                --           1,916,680
   Transfer to mandatorily redeemable preferred...................................         1,988,993          (1,988,993)
   Distributions of capital.......................................................          (791,551)         (6,281,837)
   Net income.....................................................................            91,336             397,211
                                                                                     ----------------    ---------------
Members' Capital, December 31, 1996...............................................         1,288,778           2,503,292
                                                                                     ----------------    ---------------
   Contributions of capital.......................................................                --             127,664
   Transfer to mandatorily redeemable preferred...................................           385,766            (385,766)
   Distributions of capital.......................................................          (477,245)         (1,223,083)
   Net income.....................................................................            77,875           3,748,135
                                                                                     ----------------    ---------------
Members' Capital, December 31, 1997...............................................        $1,275,174         $ 4,770,242
                                                                                     ================    ===============

                      The accompanying Notes to Financial Statements are
                        an integral part of these financial statements.

                        STATEMENTS OF CASH FLOWS
                                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                               ---------------------------------------
                                                                                   1997          1996         1995
                                                                               -----------   -----------   -----------
Operating activities:
   Net income................................................................  $ 3,826,010   $   488,547   $ 5,620,280
   Adjustment to reconcile net income to cash provided (used) by operating activities:
     Depreciation............................................................      267,947
     Unrealized gain from not readily marketable securities..................           --      (292,775)   (5,413,048)
Change in assets and liabilities:
     Receivables from brokers and dealers....................................    1,219,872       252,901    (1,275,547)
     Securities owned, at market value.......................................   (1,814,203)     (147,294)    2,419,395
     Other assets............................................................      525,128      (460,221)      582,393
     Accounts payable........................................................     (427,305)      563,114       (34,209)
     Payable to brokers and dealers..........................................      724,450       (44,974)      458,511
     Securities sold, net yet purchased......................................     (118,934)     (544,765)     (318,170)
     Payables to related parties.............................................     (455,000)      452,530        (6,030)
                                                                               -----------   -----------   -----------
      Net cash flows provided by operating activities........................    3,747,965       621,774     2,369,575
                                                                               -----------   -----------   -----------
Investing activities
   (Purchase of) proceeds from not readily marketable securities.............     (244,440)     (393,358)      132,310
   Acquisition of secured demand note from related party.....................     (256,882)           --            --
   Purchase of furniture, equipment, and leasehold
      improvements...........................................................     (260,268)     (468,004)     (473,226)
                                                                               -----------   -----------   -----------
     Net cash flows used in investing activities.............................     (761,590)     (861,362)     (340,916)
                                                                               -----------   -----------   -----------
Financing activities
   Acquisition of subordinated debt..........................................      256,882            --            --
   Distributions paid to members.............................................   (1,041,517)   (1,623,694)   (4,071,836)
   Contributions received from members.......................................      127,664     1,916,680        66,000
                                                                               -----------   -----------   -----------
     Net cash flows (used) provided by financing
        activities...........................................................     (656,971)      292,986    (4,005,836)
                                                                               -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents.........................    2,329,404        53,398    (1,977,177)
Cash and cash equivalents, beginning of year.................................      259,523       206,125     2,183,302
                                                                               -----------   -----------   -----------
Cash and cash equivalents, end of year.......................................  $ 2,588,927   $   259,523   $   206,125
                                                                               ===========   ===========   ===========
Supplemental information:
   Cash paid for interest....................................................  $     3,853   $        --   $        --
                                                                               ===========   ===========   ===========
Noncash transactions:
   Distributions of not readily marketable securities to members.............  $  (658,812)  $(5,449,694)  $  (752,151)
                                                                               ===========   ===========   ===========
   Transfer of members' capital to mandatorily redeemable
      preferred members' capital.............................................  $   385,766   $ 1,988,993   $        --
                                                                               ===========   ===========   ===========

                                        The accompanying Notes to Financial Statements are
                                          an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1.  Nature of Business and Summary of Significant Accounting Policies:

   Description of Operations

     Genesis Merchant Group Securities, LLC (the "Firm") a California limited liability company, commenced operations on March 16, 1989. The Firm, formerly organized as a limited partnership, became a limited liability company ("LLC"), which is an unincorporated association of members, on July 1, 1996. The Firm will continue to operate until March 31, 1999 unless the members elect otherwise.


     The Firm is a broker/dealer in securities with customers throughout the United States. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City. The Firm's services include investment banking and investment advisory services. The Firm introduces all of its trades, on a fully-disclosed basis, to other broker/dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph
(k)(2)(ii).

   Management Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   Cash and Cash Equivalents

     Cash and cash equivalents consist of cash, including cash in banks and money market funds.


   Receivable from Brokers and Dealers

     The Firm's receivable from brokers and dealers consists primarily of amounts due from other broker/dealers for trades initiated by the Firm and executed and cleared by these other broker/dealers. These amounts due from other broker/dealers are typically received shortly after the accounting period in which they are recorded and the Firm has not experienced any significant uncollectible accounts receivable.


   Securities Owned and Securities Sold, Not Yet Purchased

     Securities owned and securities sold, not yet purchased are recorded at market value with unrealized gains or losses reflected in income currently.


     Included in securities owned are not readily marketable securities. These securities are defined as securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected, and/or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Firm. These securities are carried at their estimated fair value as determined by management with unrealized gains and losses included in income.

   Furniture, Equipment and Leasehold Improvements

     Assets classified as furniture, equipment, and leasehold improvements are shown at historical cost and are being depreciated over their estimated useful lives of five to ten years using accelerated and straight-line methods.


   Income Taxes

     The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a LLC is treated as a partnership. Accordingly, the individual Members report their share of the Firm's income on each member's individual tax return.


   Revenue Recognition

     The Firm recognizes all income and expenses relating to security transactions on a trade date basis and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis. Investment banking revenue is recognized as follows: Management fees are recognized on offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.


   Reclassification

     Certain amounts from prior years have been reclassified to conform to the current year presentation. These reclassifications are not material to the financial statements.


2.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the statement of financial condition.

     The Firm's securities owned and securities sold, not yet purchased are carried at market value.

     Management estimates that the aggregate net fair value of other financial instruments recognized on the statement of financial condition (including cash and cash equivalents and receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.


3.  COMMITMENTS AND CONTINGENCIES:

     The Firm rents office space under noncancelable operating leases. Rental expense under the leases approximated $663,600, $560,000 and $402,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Future minimum rental payments under these leases are as follows:


1998...............................................................................        $  663,600
1999...............................................................................           669,600
2000...............................................................................           669,600
2001...............................................................................           605,600
2002...............................................................................           516,000
                                                                                           ----------
                                                                                           $3,124,400
                                                                                           ==========

     The Firm has entered into an operating lease for certain furniture. The terms of this lease call for monthly payments aggregating $69,500 annually through December 2000.

     In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

     The Firm is involved in various claims and possible actions arising out of the normal course of its business. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of the Firm, based on knowledge of facts and advice of counsel, that the resolution of such claims and actions will not have a material adverse effect on the Firm's financial condition or results of operations.

     The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan.
The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 1997, no employer contributions had been made to the Plan.


4.  SECURED DEMAND NOTE/SUBORDINATED BORROWINGS

     Subordinated borrowings consist of loan from a member of the Firm, which is due by July 31, 1998 and bears interest at 6% per annum, payable quarterly. The Firm has a secured demand note receivable from this same member in an amount equal to the subordinated borrowing; this note is collateralized with marketable securities.

     The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.


5.  RELATED PARTY TRANSACTIONS:

   Receivables from and payables to related parties

     Periodically, the Firm advances certain payments on behalf of Seneca Capital Management, LLC (Seneca), an investment advisor which was controlled by a member and provides services to Seneca. These amounts are reimbursed to the Firm on a regular basis and, as such, no interest is charged. Total fees earned from these services amounted to $327,000, $574,000 and $222,000 for the years ended December 31, 1997, 1996 and 1995, respectively. On July 17, 1997, the majority interest in Seneca was purchased by an unrelated party; subsequent to this date, Seneca was no longer considered a related party.

     The Firm periodically borrows money from Genesis Merchant Group, L.P., a registered investment advisor controlled by members of the Firm.


   Combined Revenues

     The Firm has a number of customers who are related parties. Commissions earned from these customers amounted to approximately $5,281,000, $4,748,000 and $3,208,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Expenses paid on behalf of related parties

     In exchange for providing brokerage services, the Firm has also agreed to pay certain operating expenses on behalf of customers who are related parties. These expenses are included in general and administrative and amounted to approximately $1,522,000, $1,226,00 and $678,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


6.  MANDATORILY REDEEMABLE PREFERRED MEMBERS' CAPITAL:

     Mandatorily redeemable preferred members' capital consists of Class C and Class D membership interests, as defined in the Members' agreement. These interests are specifically allocated a cumulative, priority return of net profits equal to 7% of their remaining capital balances. The basis of the Class C interests was determined at the date of the reduction of the member's profits interest in the Firm and was based upon the proportionate decrease in the affected member's capital balance. The basis of Class D interests is determined at the time of the termination of their employment by the Firm or their reduction in profit allocation and is based upon their capital balance at time of employment termination or reduction of profit allocation.

     Class C interests are to be redeemed over a five year period and Class D interests over a two year period. For the year ended December 31, 1997 and 1996, respectively, a total of $385,766 and $426,294 of members' equity was converted to Class D interests. For the year ended December 31, 1996, a total of $1,562,699 was converted to Class C interests. If these payments become in arrears, no distributions to other members may occur until the payments to Class C and D members become current. The aggregate amount of redemption requirements, including profit allocation, are as follows:


1998.............................................................................         $  468,000
1999.............................................................................            477,000
2000.............................................................................            272,000
2001.............................................................................            153,000
                                                                                          ----------
                                                                                          $1,370,000
                                                                                          ==========

7.    DISTRIBUTIONS TO MEMBERS:

     Included in distributions to members are cash distributions and distributions of not readily marketable securities. Pursuant to the Members agreement in effect at the time of the distributions, the distributions of not readily marketable securities were specifically allocated to certain partners/ members. On January 17, 1998, an additional cash distribution of $933,000 was paid to members.

8.  NET CAPITAL REQUIREMENTS:

     The Firm is subject to the Securities and Exchange commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and provides for certain ratios of aggregate indebtedness to net capital, both as defined. The Firm has consistently operated in excess of the minimum net capital requirements imposed by these rules.

     Net capital positions of the Firm were as follows:

                                                                     December 31,
                                                             --------------------------
                                                                1997             1996
                                                             ----------        --------
Net capital as a percentage of aggregate debit items......        27.45%         279.06%
Net capital...............................................   $4,129,017        $679,759
Required net capital......................................   $  156,000        $250,000


9.  CREDIT RISK CONCENTRATION AND OFF-BALANCE SHEET RISK:

   Securities sold, not yet purchased

   Securities sold, not yet purchased represent obligations of the Firm to deliver the specified financial instrument at the contracted price, and thereby create a liability to repurchase the financial instrument in the market at the then prevailing price. Accordingly, these transactions result in off-balance sheet risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized on the statement of financial condition.

   Concentrations

   As of December 31, 1997, substantially all of the amounts receivable from brokers and dealers is due from either ABN AMRO Chicago Corp. or BT Alex Brown. Cash and securities deposited with clearing brokers and dealers is held by ABN AMRO Chicago Corp. and the amounts shown as cash and cash equivalents are held by a single bank.

   Credit risk

   As a securities broker and dealer, the Firm is engaged in various securities underwriting, brokerage, and trading activities. These services are provided to a diverse group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. The Firm's exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' and counterparties' abilities to satisfy their obligations to the Firm.

10.  SUBSEQUENT EVENTS:

     On January 21, 1998, the Firm executed an Agreement and Plan of Combination (the "Combination Agreement") with JW Charles Financial Services, Inc. ("JWCFS"). Under the structure of this transaction, the two firms will combine to create a new holding company with the name "JWGenesis Financial Corp." ("JWGenesis"). The Combination Agreement contemplates, among other things, that
(i) JWGenesis will acquire the outstanding shares of JWCFS Common Stock, pursuant to a statutory share exchange, in exchange for shares of JWGenesis Common Stock, on a one-for-one basis, with the result that JWCFS will become a wholly-owned subsidiary of JWGenesis and each issued and outstanding share of JWCFS will be exchanged for and become the right to receive one share of JWGenesis Common Stock and (ii) Genesis Members holding at least 90% of the Genesis Membership Interests will exchange such interests for up to 1,500,000 shares of JWGenesis Common

     Stock with the result that Genesis will become at least a 90% owned limited liability company of JWGenesis.

     The Combination, which will be accounted for as a purchase, is expected to be completed during 1998 and is subject to approval by the shareholders of JWCFS as well as other customary conditions of closing.

                                   APPENDIX A
                                   ----------


                                 PLAN OF MERGER

                                       OF

                      JW CHARLES FINANCIAL SERVICES, INC.

                                      AND

                         THE AMERICAS GROWTH FUND, INC.

                               _________________


                                   Section 1
                                   ---------

     The names of the parties proposing to merge are JW Charles Financial Services, Inc., a Florida corporation ("JWCFS"), and The Americas Growth Fund, Inc., a Maryland corporation ("AGRO").

                                   Section 2
                                   ---------

     At the Effective Time (as defined in Section 3), subject to the applicable provisions of the Maryland General Corporation Law and the Florida Business Corporation Act, (a) AGRO shall be merged with and into JWCFS (the "Merger"),
(b) the separate existence of AGRO shall cease, (c) JWCFS shall be the surviving corporation and (d) all the estate, property (real, personal, and mixed), rights, powers, privileges, immunities, and franchises of AGRO (public or private in nature), all the debts due on account to either of them, and all stock subscriptions and choses in action or other interests of or belonging or due to either of them, shall be transferred to and vested in JWCFS, the surviving corporation, without any further act or deed. The title to all real estate vested in AGRO shall not revert or be in any way impaired by reason of the Merger, but shall be vested in JWCFS as the surviving corporation.

                                   Section 3
                                   ---------

     The Merger shall become effective on the later of 12:01 A.M. on _______________, 1998 or the time and date that the Articles of Merger of JWCFS are filed with the Department of State of the State of Florida under the Florida Business Corporation Act and are accepted by the State Department of Assessments and Taxation of the State of Maryland under the Maryland General Corporation Law (the "Effective Time").

                                   Section 4
                                   ---------

     The manner of converting in the Merger shares of the issued and outstanding common stock, $.01 par value, of AGRO (the "AGRO Common Stock") into shares of the common stock, $.001 par value, of JWCFS (the "JWCFS Common Stock") is as follows:

     4.1 Each share of AGRO Common Stock issued and outstanding at the Effective Time (other than shares of AGRO Common Stock (i) held by JWCFS, or (ii) as to which the holder thereof has validly exercised the right to demand payment in cash of the fair value of such shares), by virtue of the Merger and without any further action on the part of the holder thereof, shall be canceled and converted into and become the right to receive .431 of a fully paid and nonassessable share of JWCFS Common Stock.

     4.2 No fractional shares of JWCFS Common Stock will be issued, but in lieu thereof, each holder of shares of AGRO Common Stock who would otherwise be entitled to a fraction of a share of JWCFS Common Stock shall receive from JWCFS an amount of cash based on the last reported sale price of the AGRO Common Stock as reported on The American Stock Exchange on the last trading date immediately prior to the Effective Time.

     4.3 At the Effective Time, all issued and outstanding shares of AGRO Common Stock owned by JWCFS, and any shares of AGRO Common Stock held in AGRO's treasury, shall be canceled without consideration.

     4.4 At the Effective Time, JWCFS will cause its transfer agent to make available for delivery to the shareholders of AGRO the number of shares of JWCFS Common Stock and cash in lieu of fractional shares to be received by them in the Merger. From and after the Effective Time, the sole right (except as provided herein) of the holders of certificates theretofore representing AGRO Common Stock shall be to receive shares of JWCFS Common Stock or cash as provided above. As soon as practicable after the Effective Time, each holder of record as of the Effective Time of any shares of AGRO Common Stock, upon presentation and surrender of the certificate or certificates representing such shares to JWCFS or its designee, shall be entitled to receive in exchange therefor certificates representing the number of shares of JWCFS Common Stock, amount of cash, or both to which such holder shall be entitled upon the aforesaid basis of exchange. Until so surrendered, each such outstanding certificate that prior to the Effective Time represented shares of AGRO Common Stock shall be deemed for all corporate purposes to evidence ownership of the number of shares of JWCFS Common Stock or right to receive such amount of cash, or both, into which the same will have been converted.

     4.5 If, as of the Effective Time, any holder of shares of AGRO Common Stock shall have validly exercised and not forfeited its right to demand payment of the fair value of such shares in cash ("Objecting Shares") in connection with the Merger under Maryland Law, such shares shall not be converted into JWCFS Common Stock but instead shall be converted into the right to receive such consideration as may be determined to be due with respect to such Objecting Shares pursuant to the Maryland Law. Each holder of Objecting Shares (an "Objecting Shareholder") who, pursuant to the provisions of Maryland Law, becomes entitled to payment in cash of the value of Objecting Shares shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). In the event of a legal obligation, after the Effective Time, to deliver shares of JWCFS Common Stock to any holder of shares of AGRO Common Stock who shall have failed to make an effective payment demand or shall have lost his or her status as an Objecting Shareholder, JWCFS shall issue and deliver, upon surrender by such Objecting Shareholder of his or her certificate or certificates representing shares of AGRO Common Stock, the shares of JWCFS Common Stock to which such Objecting Shareholder would have been entitled under Section 4.1 and cash in lieu of fractional shares pursuant to Section 4.2.

                                   Section 5
                                   ---------

     From and after the Effective Time, the effect of the Merger will be as provided in Section 607.1106 of the Florida Business Corporation Act and Section 3-114 of the Maryland General Corporation Law.

                                   Section 6
                                   ---------

     Neither the rights of creditors nor any liens or other encumbrances upon the property of AGRO or JWCFS shall in any manner be impaired by the Merger, but JWCFS as the surviving corporation shall be deemed to have assumed, and shall be liable for, all liabilities and obligations of each of AGRO and JWCFS in the same manner and to the same extent as if JWCFS had itself incurred each such liability or obligation. No action or proceeding then pending before any court or tribunal in which AGRO or JWCFS is a party shall abate or be discontinued by reason of the Merger, but any such action or proceeding may be prosecuted to final judgment or other determination as though no Merger had taken place, or JWCFS as the surviving corporation may be substituted as a party in place of AGRO by the court or other tribunal in or before which such action or proceeding is pending.

                                   Section 7
                                   ---------

     If at any time JWCFS as the surviving corporation shall consider necessary or desirable any further assignments, assurances, or other things in order to vest in it, according to the terms hereof, the title to any property or to rights of AGRO, the proper officers and directors of AGRO shall make, execute, and deliver all such proper assignments and assurances, and do all things necessary and proper, in order to vest such title in JWCFS as the surviving corporation, or in order to otherwise carry out the purposes of this Plan of Merger.

                                   Section 8
                                   ---------

     The Articles of Incorporation and Bylaws of JWCFS in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws, respectively, of the surviving corporation, JWCFS.

                                   Section 9
                                   ---------

     Concurrently with the Effective Time, the effect of the Merger, before the cessation of the separate existence of AGRO and the conversion or cancellation of outstanding shares of AGRO Common Stock as provided in Sections 2, 4, and 5, shall be that (a) JWCFS shall be deemed the sole owner of all outstanding shares of AGRO Common Stock, and (b) as such sole owner, JWCFS shall be deemed to have approved the withdrawal of AGRO's status as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"), and to have authorized the filing of a Form N-54C notification of such withdrawal determination with the Securities and Exchange Commission (the "Commission"), without the necessity for any further action on the part of JWCFS or AGRO to evidence or effect such approval of withdrawal. Notwithstanding the foregoing, but without affecting the approval of AGRO's withdrawal of BDC status provided therein, the concurrent effect of the Merger as of the Effective Time shall thereafter be as provided in Section 2, 4, and 5. The provisions of this
Section 9 are included solely to comply with certain matters under the 1940 Act and requirements of the Commission and do not otherwise affect or confer any right of or upon any other party or person.


     IN WITNESS WHEREOF, AGRO and JWCFS have caused this Plan of Merger to be executed by officers thereunto duly authorized, as of the ____ day of __________, 1998.

[CORPORATE SEAL]                   JW CHARLES FINANCIAL SERVICES, INC.

Attest:

                                   By:
--------------------------------       -------------------------------

----------------------------------------------------------------------

----------------------------------------------------------------------

---------------------------------------------------
Secretary or Assistant                               Joel E. Marks
Secretary                                            Vice Chairman and
                                                     Chief Financial Officer


[CORPORATE SEAL]                   THE AMERICAS GROWTH FUND, INC.

Attest:

                                   By:
-------------------------------        -------------------------------

----------------------------------------------------------------------

----------------------------------------------------------------------

-------------------------------------------------------------
Secretary or Assistant                                Leonard J. Sokolow
Secretary                                             President

                                   APPENDIX B
                                   ----------

                                    TITLE 3
                                   SUBTITLE 2
                    OF THE MARYLAND GENERAL CORPORATION LAW

                        RIGHTS OF OBJECTING SHAREHOLDERS

                                 SECTION 3-201

                                   DEFINITION

          (a) In this subtitle, except as provided in subsection (b) of this section, "successor" includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

          (b) When used with reference to a share exchange, "successor" means the corporation the stock of which was acquired in the share exchange.

                                 SECTION 3-202

                          RIGHT TO FAIR VALUE OF STOCK

     (a) Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

          (1) The corporation consolidates or merges with another corporation;

          (2) The stockholder's stock is to be acquired in a share exchange;

          (3) The corporation transfers its assets in a manner requiring action under (S)3-105(d) of this title;

          (4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or

          (5) The transaction is governed by (S)3-602 of this title or exempted by (S)3-603(b) of this title.

     (b)  (1)  Fair value is determined as of the close of business:

             (i) With respect to a merger under (S)3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the day notice is given or waived under (S)3-106; or

             (ii) with respect to any other transaction, on the day the stockholders voted on the transaction objected to.

          (2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

          (3) In any transaction governed by (S)3-602 of this title or exempted by (S)3-603(b) of this title, fair value shall be value determined in accordance with the requirements of (S)3-603(b) of this title.

     (c) Unless the transaction is governed by (S)3-602 of this title or is exempted by (S)3-603(b) of this title, a stockholder may not demand the fair value of his stock and is bound by the terms of the transaction if:

          (1) The stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.:

             (i) With respect to a merger under (S)3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the date notice is given or waived under (S)3-106; or

             (ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

          (2) The stock is that of the successor in a merger; unless:

             (i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

             (ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; or

          (3) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

                                 SECTION 3-203

                            PROCEDURE BY STOCKHOLDER

     (a) A stockholder of a corporation who desires to receive payment of the fair value of his stock under this subtitle:

          (1) Shall file with the corporation a written objection to the proposed transaction:

             (i) With respect to a merger under (S)3-106 of this title of a 90 percent or more owned subsidiary into its parent, within 30 days after notice is given or waived under (S)3-106; or

             (ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered;

          (2) May not note in favor of the transaction; and

          (3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for his stock, stating the number and class of shares for which he demands payment.

     (b) A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

                                 SECTION 3-204

                 EFFECT OF DEMAND ON DIVIDEND AND OTHER RIGHTS

     A stockholder who demands payment for his stock under this subtitle:

          (1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under (S)3-202 of this subtitle; and

          (2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

                                 SECTION 3-205

                              WITHDRAWAL OF DEMAND

     A demand for payment may be withdrawn only with the consent of the successor.

                                 SECTION 3-206

                    RESTORATION OF DIVIDEND AND OTHER RIGHTS

     (a) The rights of a stockholder who demands payment are restored in full, if:

          (1) The demand for payment is withdrawn;

          (2) A petition for an appraisal is not filed within the time required by this subtitle;

          (3) A court determines that the stockholder is not entitled to relief; or

          (4) The transaction objected to is abandoned or rescinded.

     (b) The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

                                 SECTION 3-207

                             PROCEDURE BY SUCCESSOR

     (a) (1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

          (2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

             (i) A balance sheet as of a date not more than six months before the date of the offer;

             (ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

             (iii) Any other information the successor considers pertinent.

     (b) The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by registered mail at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

                                 SECTION 3-208

             PETITION FOR APPRAISAL; CONSOLIDATION OF PROCEEDINGS;
                              JOINDER OF OBJECTORS

     (a) Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

     (b) (1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

          (2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

                                 SECTION 3-209

                            CERTIFICATE MAY BE NOTED

     (a) At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

     (b) If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

                                 SECTION 3-210

                            APPRAISAL OF FAIR VALUE

     (a) If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

     (b) Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

     (c) The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

     (d) (1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

          (2) Within 15 days after the report is filed, any party may object to it and request a hearing.

                                 SECTION 3-211

                  CONSIDERATION BY COURT OF APPRAISERS' REPORT

     (a) The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

          (1) Confirms, modifies, or rejects it; and

          (2) If appropriate, sets the time for payment to the stockholder.

     (b) (1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

          (2) If the appraisers' report is rejected, the court may:

             (i) Determine the fair value of the stock and enter judgment for the stockholder; or

             (ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

     (c) (1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as to which fair value is to be determined under (S)3-202 of this subtitle, and

          (2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under (S)3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

             (i)   The price which the successor offered for the stock;

             (ii) The financial statements and other information furnished to the stockholder; and

             (iii) Any other circumstances it considers relevant.

     (d) (1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under (S)3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

             (i)   The price which the successor offered for the stock;

             (ii) The financial statements and other information furnished to the stockholder; and

             (iii) Any other circumstances it considers relevant.

          (2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:

              (i) The successor did not make an offer for the stock under (S)3-207 of this subtitle; or

              (ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

     (e) The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

                                 SECTION 3-212

                               SURRENDER OF STOCK

     The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

          (1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

          (2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

                                 SECTION 3-213

                   RIGHTS OF SUCCESSOR WITH RESPECT TO STOCK

     (a) A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under (S)3-202 of this subtitle.

     (b) After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

     (c) Unless the articles provide otherwise stock in the successor of a consolidation merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

                 PART II-INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     The Florida Business Corporation Act (the "FBCA") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain of the directors' fiduciary duties. In general, the duty of care requires that a director exercise his judgment in good faith on an informed basis, and in a manner he reasonably believes to be in the best interests of the corporation. Absent the limitations now authorized by the FBCA, directors are accountable to corporations and their shareholders for monetary damages only for conduct constituting gross negligence in the exercise of their duty of care. Although the statute does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     The Registrant's Restated Articles of Incorporation (the "Registrant's Articles") provide for indemnification of directors to the fullest extent permitted by Florida law and, to the extent permitted by such law, eliminate, or limit the personal liability of directors to the Registrant and its shareholders for monetary damages for certain breaches of fiduciary duty and the duty of care. Specifically, a director of the Registrant will not be personally liable to the Registrant or its shareholders for monetary damages for breach of such fiduciary duty as a director, except for liability for (i) a violation of the criminal law, (ii) a transaction from which the director received an improper personal benefit, (iii) an unlawful distribution, (iv) willful misconduct in a proceeding by or in the right of the corporation or a shareholder, or (v) recklessness or bad faith in a proceeding by or in the right of someone other than the corporation or a shareholder.

     The inclusion of this provision in the Registrant's Articles may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Registrant and its shareholders.

     The Registrant's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed as part of this Registration Statement:


  EXHIBIT NUMBER                                        Description of Exhibit
-------------------  ---------------------------------------------------------------------------------------------
        3(a)         Restated Articles of Incorporation of JWCFS (incorporated by reference to Exhibit 3 to
                     JWCFS' Current Report on Form 8-K dated November 1, 1990).

        3(b)         Articles of Amendment to Restated Articles of Incorporation of JWCFS (incorporated by reference to Exhibit 3(b) to JWCFS' Annual Report on Form 10-K for the fiscal year ended
                     December 31, 1993).

        3(c)         Articles of Amendment to Restated Articles of Incorporation of JWCFS (incorporated by reference to Exhibit 3(c) to JWCFS' Annual Report on Form 10-K for the fiscal year ended
                     December 31, 1994).

        3(d)         By-Laws (incorporated by reference to Exhibit D to Amendment No. 1 to JWCFS' Registration
                     Statement on Form S-18 (File Number 2-897713-A) filed with the Commission on May 2, 1984).

        4(a)         Article III--Capitalization of JWCFS' Articles of Incorporation (See Exhibit Number 3(b)
                     above).

        5            Opinion of Kilpatrick Stockton LLP.

        8            Tax Opinion of Kilpatrick Stockton LLP.

       23(a)         Consent of Price Waterhouse LLP.

       23(b)         Consent of Ernst & Young, LLP (accountants for AGRO).

       23(c)         Consent of Lallman, Feltman, Shelton & Peterson, P.A. (accountants for Genesis).

       23(d)         Consent of Kilpatrick Stockton LLP (included in Exhibit 5).

       24            Power of Attorney (included on Signature Page).

       99(a)         Articles of Incorporation of JWGenesis, as amended (incorporated by reference to Exhibit 3.1 to JWGenesis' Registration Statement on Form S-4, Registration No. 333-47693 (the "JWGenesis
                     S-4")).

       99(b)         Bylaws of JWGenesis (incorporated by reference to Exhibit 3.2 to the JWGenesis S-4).

       99(c)         Amended and Restated Agreement and Plan of Combination, dated as March 9, 1998, among JWCFS,
                     JWGenesis, Genesis Merchant Group Securities, LLC ("Genesis") and the owners of all of the equity interests in Genesis (incorporated by reference to Exhibit 2.1 to the JWGenesis S-4).

       99(d)         Forms of Employment Agreement between JWGenesis and each of Marshall T. Leeds, Joel E. Marks and Philip C. Stapleton (incorporated by reference to Exhibit 10.1 to the JWGenesis S-4).

       99(e)         Form of Employment Agreement between JWGenesis and Will K. Weinstein (incorporated by reference to Exhibit 10.2 to the JWGenesis S-4).

       99(f)         Form of Nonsolicitation Agreement between JWGenesis and each of Marshall T. Leeds and Joel
                     E. Marks (incorporated by reference to Exhibit 10.3 to the JWGenesis S-4)

ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15 of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(iii) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 5, 1998.

                           JW CHARLES FINANCIAL SERVICES, INC.

                           By: /s/ Joel E. Marks
                               -----------------
                              Joel E. Marks, Vice Chairman and Chief
                              Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marshall T. Leeds and Joel E. Marks, attorneys-in-fact, jointly and severally, each having the power of substitution, for them in any and all capacities, to sign any amendments to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 5th day of May, 1998.

                       SIGNATURE                                                   TITLE
--------------------------------------------------------  -------------------------------------------------------

      /s/   Marshall T. Leeds                             President, Chief Executive Officer and Chairman of the
--------------------------------------------------------  Board (Principal Executive Officer
      Marshall T. Leeds

     /s/  Joel E. Marks                                   Vice Chairman, Chief Financial Officer and Secretary
--------------------------------------------------------  (Principal Financial and Accounting Officer)
     Joel E. Marks

     /s/  Wm. Dennis Ferguson                             Director
--------------------------------------------------------
     Wm. Dennis Ferguson

     /s/  Gregg S. Glaser                                 Director
--------------------------------------------------------
     Gregg S. Glaser

                                                          Director
--------------------------------------------------------
     Stephen W. Cropper

     /s/  John R. Faiella                                 Director
--------------------------------------------------------
     John R. Faiella

                                                          Director
--------------------------------------------------------
     Joseph P. Robilotto

     /s/  Michael B. Weinberg                             Director
--------------------------------------------------------
     Michael B. Weinberg

     /s/  Curtis Sykora                                   Director
--------------------------------------------------------
     Curtis Sykora

     /s/  Jerome Siegel                                   Director
--------------------------------------------------------
     Jerome Siegel

                                 EXHIBIT INDEX


  EXHIBIT NUMBER                                        Description of Exhibit
-------------------  ---------------------------------------------------------------------------------------------
        3(a)         Restated Articles of Incorporation of JWCFS (incorporated by reference to Exhibit 3 to
                     JWCFS' Current Report on Form 8-K dated November 1, 1990).

        3(b)         Articles of Amendment to Restated Articles of Incorporation of JWCFS (incorporated by reference to Exhibit 3(b) to JWCFS' Annual Report on Form 10-K for the fiscal year ended
                     December 31, 1993).

        3(c)         Articles of Amendment to Restated Articles of Incorporation of JWCFS (incorporated by reference to Exhibit 3(c) to JWCFS' Annual Report on Form 10-K for the fiscal year ended
                     December 31, 1994).

        3(d)         By-Laws (incorporated by reference to Exhibit D to Amendment No. 1 to JWCFS' Registration
                     Statement of Form S-18 (File Number 2-897713-A) filed with the Commission on May 2, 1984).
        4(a)         Article III--Capitalization of JWCFS' Articles of Incorporation (See Exhibit Number 3(b)
                     above).

        5            Opinion of Kilpatrick Stockton LLP.

        8            Tax Opinion of Kilpatrick Stockton LLP.

       23(a)         Consent of Price Waterhouse LLP.

       23(b)         Consent of Ernst & Young, LLP (accountants for AGRO).

       23(c)         Consent of Lallman, Feltman, Shelton & Peterson, P.A. (accountants for Genesis).

       23(d)         Consent of Kilpatrick Stockton LLP (included in Exhibit 5).

       24            Power of Attorney (included on Signature Page).

       99(a)         Articles of Incorporation of JWGenesis Financial Corp. (JWGenesis), as amended (incorporated by reference to Exhibit 3.1 to JWGenesis' Registration on Form S-4, Registration No.
                     333-47693 (the "JWGenesis S-4")).

       99(b)         Bylaws of JWGenesis (incorporated by reference to Exhibit 3.2 to the JWGenesis S-4).

       99(c)         Amended and Restated Agreement and Plan of Combination, dated as March 9, 1998, among JWCFS,
                     JWGenesis, Genesis Merchant Group Securities, LLC ("Genesis") and the owners of all of the equity interests in Genesis (incorporated by reference to Exhibit 2.1 to the JWGenesis S-4).

       99(d)         Forms of Employment Agreement between JWGenesis and each of Marshall T. Leeds, Joel E. Marks and Philip C. Stapleton (incorporated by reference to Exhibit 10.1 to the JWGenesis S-4)

       99(e)         Form of Employment Agreement between JWGenesis and Will K. Weinstein (incorporated by reference to Exhibit 10.2 to the JWGenesis S-4)

       99(f)         Form of Nonsolicitation Agreement between JWGenesis and each of Marshall T. Leeds and Joel
                     E. Marks (incorporated by reference to Exhibit 10.3 to the JWGenesis S-4)